SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential PLC Half Yearly Report 2010 Part 6

IFRS Disclosure

PRUDENTIAL PLC HALF YEAR 2010 RESULTS

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONDENSED CONSOLIDATED INCOME STATEMENT

	Half year 2010 £m	Half year 2009 £m	Full year 2009 £m
Earned premiums, net of reinsurance	11,256	9,518	19,976
Investment return (notes G and I)	5,027	3,625	26,889
Other income	754	574	1,234
Total revenue, net of reinsurance	17,037	13,717	48,099

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance (note J)	(13,650)	(10,783)	(41,195)
Acquisition costs and other expenditure (notes G and H)	(2,654)	(2,446)	(4,572)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(129)	(84)	(209)
Loss on sale of Taiwan agency business (note K)	-	(559)	(559)
Total charges, net of reinsurance	(16,433)	(13,872)	(46,535)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)*	604	(155)	1,564
Tax (charge) credit attributable to policyholders' returns	(11)	79	(818)
Profit (loss) before tax attributable to shareholders (note C)	593	(76)	746
Tax (charge) credit (note L)	(160)	(103)	(873)
Less: tax attributable to policyholders' returns	11	(79)	818
Tax (charge) credit attributable to shareholders' returns (note L)	(149)	(182)	(55)

Profit (loss) from continuing operations after tax	444	(258)	691

Discontinued operations (net of tax)**	-	-	(14)
Profit (loss) for the period	444	(258)	677

Attributable to:
Equity holders of the Company	442	(254)	676
Non-controlling interests	2	(4)	1
Profit (loss) for the period	444	(258)	677

Earnings per share (in pence)
	Half year	Half year	Full year
	2010	2009	2009
Basic:
Based on profit (loss) from continuing operations attributable to the equity holders of the Company (note M)	17.5p	(10.2)p	27.6p
Based on loss from discontinued operations attributable to the equity holders of the Company	-	-	(0.6)p
	17.5p	(10.2)p	27.0p
Diluted:
Based on profit (loss) from continuing operations attributable to the equity holders of the Company (note M)	17.5p	(10.2)p	27.6p
Based on loss from discontinued operations attributable to the equity holders of the Company	-	-	(0.6)p
	17.5p	(10.2)p	27.0p

* This measure is the formal profit (loss) before tax measure under IFRS but it is not the result attributable to shareholders.

**The full year 2009 charge which was net of £nil tax, reflected completion adjustments for a previously disposed business.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Half year 2010 £m	Half year 2009 £m	Full year 2009 £m

Profit (loss) for the period	444	(258)	677

Other comprehensive income (loss):
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period	315	(292)	(206)
Related tax	(8)	(6)	11
	307	(298)	(195)

Available-for-sale securities:
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealised holding gains arising during the period	1,123	662	2,249
Add back net losses included in the income statement on disposal and impairment	21	146	420
Total (note W)	1,144	808	2,669
Related change in amortisation of deferred income and acquisition costs (note S)	(510)	(235)	(1,069)
Related tax	(215)	(150)	(557)
	419	423	1,043

Other comprehensive income for the period, net of related tax	726	125	848

Total comprehensive income (loss) for the period	1,170	(133)	1,525

Attributable to:
Equity holders of the Company	1,168	(129)	1,524
Non-controlling interests	2	(4)	1
Total comprehensive income (loss) for the period	1,170	(133)	1,525

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Period ended 30 Jun 2010
	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Total comprehensive income for the period	-	-	442	307	419	1,168	2	1,170
Dividends	-	-	(344)	-	-	(344)	-	(344)
Reserve movements in respect of share-based payments	-	-	15	-	-	15	-	15
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	-	-	-	-	-	-	3	3

Share capital and share premium
New share capital subscribed	-	39	-	-	-	39	-	39
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	-	(26)	26	-	-	-	-	-

Treasury shares
Movement in own shares in respect of share-based payment plans	-	-	8	-	-	8	-	8
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	4	-	-	4	-	4
Net increase in equity	-	13	151	307	419	890	5	895

At beginning of period	127	1,843	3,964	203	134	6,271	32	6,303
At end of period	127	1,856	4,115	510	553	7,161	37	7,198

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Period ended 30 Jun 2009
	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Total comprehensive income (loss) for the period	-	-	(254)	(298)	423	(129)	(4)	(133)
Dividends	-	-	(322)	-	-	(322)	-	(322)
Reserve movements in respect of share-based payments	-	-	18	-	-	18	-	18
Change in non- controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	-	-	-	-	-	-	(22)	(22)

Share capital and share premium
New share capital subscribed	1	95	-	-	-	96	-	96
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	-	(95)	95	-	-	-	-	-

Treasury shares
Movement in own shares in respect of share-based payment plans	-	-	7	-	-	7	-	7
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	(8)	-	-	(8)	-	(8)
Net increase (decrease) in equity	1	-	(464)	(298)	423	(338)	(26)	(364)

At beginning of period	125	1,840	3,604	398	(909)	5,058	55	5,113
At end of period	126	1,840	3,140	100	(486)	4,720	29	4,749

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Year ended 31 Dec 2009
	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Total comprehensive income (loss) for the year	-	-	676	(195)	1,043	1,524	1	1,525
Dividends	-	-	(481)	-	-	(481)	-	(481)
Reserve movements in respect of share-based payments	-	-	29	-	-	29	-	29
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	-	-	-	-	-	-	(24)	(24)

Share capital and share premium
New share capital subscribed	2	139	-	-	-	141	-	141
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	-	(136)	136	-	-	-	-	-

Treasury shares
Movement in own shares in respect of share-based payment plans	-	-	3	-	-	3	-	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	(3)	-	-	(3)	-	(3)
Net increase (decrease) in equity	2	3	360	(195)	1,043	1,213	(23)	1,190

At beginning of year	125	1,840	3,604	398	(909)	5,058	55	5,113
At end of year	127	1,843	3,964	203	134	6,271	32	6,303

.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	30 Jun 2010 £m	30 Jun 2009 £m	31 Dec 2009 £m
Assets

Intangible assets attributable to shareholders:
Goodwill (note R)	1,465	1,310	1,310
Deferred acquisition costs and other intangible assets (note S)	4,028	4,045	4,049
	5,493	5,355	5,359

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	124	159	124
Deferred acquisition costs and other intangible assets	110	111	106
	234	270	230
Total	5,727	5,625	5,589

Other non-investment and non-cash assets:
Property, plant and equipment	382	428	367
Reinsurers' share of insurance contract liabilities	1,369	1,114	1,187
Deferred tax assets (note L)	2,691	2,149	2,708
Current tax recoverable	575	389	636
Accrued investment income	2,559	2,366	2,473
Other debtors	1,467	1,311	762
Total	9,043	7,757	8,133

Investments of long-term business and other operations:
Investment properties	11,360	10,479	10,905
Investments accounted for using the equity method	9	6	6
Financial investments:
Loans (note U)	9,587	8,613	8,754
Equity securities and portfolio holdings in unit trusts	71,775	56,069	69,354
Debt securities (note V)	113,334	89,399	101,751
Other investments	6,768	6,085	5,132
Deposits	9,766	8,806	12,820
Total	222,599	179,457	208,722

Properties held for sale	3	5	3
Cash and cash equivalents	6,040	6,542	5,307
Total assets (note O)	243,412	199,386	227,754

	30 Jun 2010 £m	30 Jun 2009 £m	31 Dec 2009 £m
Equity and liabilities

Equity
Shareholders' equity	7,161	4,720	6,271
Non-controlling interests	37	29	32
Total equity	7,198	4,749	6,303

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	198,913	165,047	186,398
Unallocated surplus of with-profits funds	10,066	7,061	10,019
Total (note AA)	208,979	172,108	196,417

Core structural borrowings of shareholder-financed operations:
Subordinated debt	2,767	2,198	2,691
Other	715	701	703
Total (note X)	3,482	2,899	3,394

Other borrowings:
Operational borrowings attributable to shareholder-financed operations (note Y)	3,234	2,855	2,751
Borrowings attributable to with-profits operations (note Y)	1,313	1,349	1,284

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	3,222	4,218	3,482
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	2,667	2,706	3,809
Current tax liabilities	1,272	663	1,215
Deferred tax liabilities (note L)	4,115	2,651	3,872
Accruals and deferred income	555	626	594
Other creditors	3,246	1,640	1,612
Provisions	641	614	643
Derivative liabilities	2,033	1,379	1,501
Other liabilities	1,455	929	877
Total	19,206	15,426	17,605
Total liabilities	236,214	194,637	221,451
Total equity and liabilities (note O)	243,412	199,386	227,754

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Half year 2010 £m	Half year 2009 £m	Full year 2009 £m
Cash flows from operating activities
Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns) (note (i))	604	(155)	1,564
Loss before tax from discontinued operations	-	-	(14)
Total profit (loss) before tax	604	(155)	1,550
Changes in operating assets and liabilities (note (ii))	516	1,068	(2,139)
Other items (note (ii))	167	633	697
Net cash flows from operating activities	1,287	1,546	108
Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment	(22)	(22)	(37)
Completion adjustment for previously disposed business	-	-	(20)
Disposal of Taiwan agency business (notes (iii) and K)	-	(436)	(497)
Acquisition of UOB Life, net of cash balance (note (iv))	(101)	-	-
Net cash flows from investing activities	(123)	(458)	(554)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (notes (v) and X):
Issue of subordinated debt, net of costs	-	379	822
Redemption of senior debt	-	(249)	(249)
Interest paid	(131)	(98)	(207)
With-profits operations (notes (vi) and Y):
Interest paid	(4)	(9)	(9)
Equity capital (note (vii)):
Issues of ordinary share capital	13	-	3
Dividends paid	(318)	(226)	(344)
Net cash flows from financing activities	(440)	(203)	16

Net increase (decrease) in cash and cash equivalents	724	885	(430)
Cash and cash equivalents at beginning of period	5,307	5,955	5,955
Effect of exchange rate changes on cash and cash equivalents	9	(298)	(218)
Cash and cash equivalents at end of period	6,040	6,542	5,307

Notes

(i)      This measure is the formal profit (loss) before tax measure under IFRS but it is not the result attributable to shareholders.

(ii)     The adjusting items to profit (loss) before tax include changes in operating assets and liabilities, and other items including adjustments in respect of non-cash items, together with operational interest receipts and payments, dividend receipts, and tax paid. The figure of £633 million for other items at half year 2009 (full year 2009: £697 million) includes £559 million (full year 2009: £559 million) for the loss on disposal of Taiwan agency business. The elements of the adjusting items within changes in operating assets and liabilities are as follows:

	Half year 2010 £m	Half year 2009 £m	Full year 2009 £m
Other non-investment and non-cash assets	(997)	227	(384)
Investments	(5,278)	(1,076)	(26,388)
Policyholder liabilities (including unallocated surplus)	6,086	2,265	24,932
Other liabilities (including operational borrowings)	705	(348)	(299)
Changes in operating assets and liabilities	516	1,068	(2,139)

(iii)    The amount of £436 million for half year 2009 and £497 million for full year 2009 in respect of the disposal of the Taiwan agency business shown above, represents the cash and cash equivalents of £388 million held by Taiwan agency business transferred on disposal and restructuring costs paid in cash in the period (half year 2009: £3 million; full year 2009: £ 64 million). In addition, the cashflow for the disposal includes a £45 million outflow to purchase a 9.99 per cent stake in China Life.

(iv)    On 6 January 2010, the Group announced the acquisition from United Overseas Bank Limited (UOB) of its 100 per cent interest in UOB Life Assurance Limited in Singapore (see note Q). The amount of £101 million net cash outflow in respect of this acquisition represents consideration which has been paid as at 30 June 2010 of £188 million, acquisition-related costs paid of £2 million, less cash and cash equivalents acquired of £89 million.

(v)     Structural borrowings of shareholder-financed operations comprise core debt of the holding company and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(vi)    Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

(vii)   Cash movements in respect of equity capital exclude scrip dividends.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

NOTES ON THE IFRS BASIS RESULTS

A     Basis of preparation and audit status

These condensed consolidated interim financial statements for the six months ended 30 June 2010 have been prepared in accordance with IAS 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRSs that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRSs may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 30 June 2010, there were no unendorsed standards effective for the period ended 30 June 2010 affecting the condensed consolidated financial statements, and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Group.

The IFRS basis results for the 2010 and 2009 half years are unaudited. The 2009 full year IFRS basis results have been derived from the 2009 statutory accounts. The auditors have reported on the 2009 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

B     Significant accounting policies

The accounting policies applied by the Group in determining the IFRS basis results in this announcement are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2009, except for the following adoption of new accounting pronouncements in 2010:

Revised IFRS 3, 'Business Combinations' and Amendments to IAS 27, 'Consolidated and Separate Financial Statements'

The Group has applied the revised IFRS 3 and amended IAS 27 from 1 January 2010. The revised IFRS 3 and amended IAS 27 are the outcomes of the second phase of the IASB's and the US Financial Accounting Standards Board's (FASB) joint business combination project. The change in accounting policy as a result of the adoption of these standards has been applied prospectively. No restatement to 2009 comparatives is required. The more significant changes from the revised IFRS 3 include:

•    the immediate expensing of acquisition-related costs rather than inclusion in goodwill; and

•    recognition and measurement at fair value of contingent consideration at acquisition date with subsequent changes to income.

The amendments to IAS 27 reflect changes to the accounting for non-controlling interests (known as minority interests prior to the amendments). From 1 January 2010, transactions that increase or decrease non-controlling interests without a change of control are accounted as equity transactions and therefore no goodwill is recognised.

The adoption of revised IFRS 3 and amended IAS 27 has resulted in presentational and disclosure changes in the Group's financial statements, and affected the accounting for the acquisition of United Overseas Bank (UOB) Life Assurance Limited in Singapore. The disclosure on this acquisition is provided in note Q. As a result of the adoption of the revised IFRS 3, the Group has expensed the UOB Life acquisition-related costs incurred of £2 million which would otherwise have been included within goodwill.

Other accounting pronouncements adopted in 2010

In addition, the Group has adopted the following accounting pronouncements in 2010 but their adoption has had no material impact on the results and financial position of the Group:

•    Improvements to IFRSs (2009)

•    Amendments to IFRS 2 - Group cash-settled share-based payment transactions

•    Amendments to IAS 39, 'Financial instruments: Recognition and Measurement' - Eligible hedged items

This is not intended to be a complete list of accounting pronouncements effective in 2010 as only those that could have an impact upon the Group's financial statements have been discussed.

C     Segment disclosure - income statement

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Asian operations (note (i))
Insurance operations (note E (i)):
Underlying results before exceptional credit	262	149	353
Exceptional credit (note E (i)(b))	-	63	63
Total Asian insurance operations	262	212	416
Development expenses	(3)	(5)	(6)
Total Asian insurance operations after development expenses	259	207	410
Asian asset management	36	21	55
Total Asian operations	295	228	465

US operations
Jackson (US insurance operations) (notes (ii) and E (ii))	450	217	459
Broker-dealer and asset management	15	2	4
Total US operations	465	219	463

UK operations
UK insurance operations:
Long-term business (note E (iii))	307	303	606
General insurance commission (note (iii))	23	27	51
Total UK insurance operations	330	330	657
M&G	143	102	238
Total UK operations	473	432	895
Total segment profit	1,233	879	1,823

Other income and expenditure
Investment return and other income	5	13	22
Interest payable on core structural borrowings	(129)	(84)	(209)
Corporate expenditure:
Group Head Office	(86)	(74)	(146)
Asia Regional Head Office	(27)	(23)	(57)
Charge for share-based payments for Prudential schemes (note (iv))	(3)	(11)	(5)
Total	(240)	(179)	(395)
Solvency II implementation costs	(22)	-	-
Restructuring costs (note (v))	(3)	(12)	(23)
Operating profit based on longer-term investment returns (note (i))	968	688	1,405
Short-term fluctuations in investment returns on shareholder-backed business (note F )	26	(80)	36
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes (note (vi))	(24)	(63)	(74)
Costs of terminated AIA transaction (note G)	(377)	-	-
Loss on sale and results for Taiwan agency business (notes (i) and K)	-	(621)	(621)
Profit (loss) from continuing operations before tax attributable to shareholders	593	(76)	746

Notes

(i)    Sale of Taiwan agency business: In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan business for which the sale process was completed in June 2009 are included separately within the supplementary analysis of profit for 2009.

(ii)   The US insurance operating profit of £450 million includes £123 million of net equity hedging gains, net of related DAC, (half year 2009: losses of £23 million; full year 2009: losses of £159 million) representing the movement in fair value of free standing derivatives included in operating profit and the movement in the accounting value of Jackson's variable and fixed index annuity products, for which a significant proportion are not fair valued. These net gains / losses are variable in nature.

(iii)  UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the net commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.

(iv)  The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.

(v)   Restructuring costs of £3 million have been incurred in the UK (half year 2009: £7 million; full year 2009: £16 million) and £nil in central operations (half year 2009: £5 million; full year 2009: £7 million).

(vi)  The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes reflects the aggregate of actual less expected returns on scheme assets, experience gains and losses, the effect of changes in assumptions and altered provisions for deficit funding, where relevant.

Determining operating segments and performance measure of operating segments

The Group's operating segments determined in accordance with IFRS 8, are as follows:

Insurance operations

-   Asia

-   US (Jackson)

-   UK

Asset management operations

-   M&G

-   Asian asset management

-   US broker-dealer and asset management (including Curian)

Prudential Capital has been incorporated into the M&G operating segment for the purposes of segment reporting.

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes and transaction costs arising from business combinations. In addition, for 2010 this measure excluded costs associated with the terminated AIA transaction. For 2009 it excluded the non-recurrent cost of hedging the Group IGD capital surplus included within short-term fluctuations in investment returns. Furthermore, in 2009 the Company sold its Taiwan agency business. In order to facilitate comparisons on a like for like basis, the loss on sale and the results of the Taiwan agency business during the period of ownership are shown separately within the supplementary analysis of profits. Segments results that are reported to the Group Executive Committee (GEC) include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and Asian Regional Head Office.

For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on the expected longer-term rates of return. This reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance for life businesses exclusive of changes in market conditions. In determining profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

(a)Debt and equity securities

Longer-term investment returns comprise income and longer-term capital returns. For debt securities the longer-term capital returns comprise two elements. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

The shareholder-backed operation for which the risk margin reserve (RMR) charge is most significant is Jackson National Life. During the second half of 2009, the National Association of Insurance Commissioners (NAIC) changed its approach to the determination of regulatory ratings of residential mortgage-backed securities (RMBS), using an external third party, PIMCO, to develop regulatory ratings detail for more than 20,000 RMBS securities owned by US insurers at end of 2009. Jackson has used the ratings resulting from this model to determine the average annual RMR for half year 2010 and full year 2009 as this is considered more relevant information for the RMBS securities concerned than the previous approach of using ratings by Nationally Recognised Statistical Ratings Organisation (NRSRO). It should be noted that this has no impact on the valuation applied to those securities within the IFRS statement of financial position and there is no impact to IFRS profit before tax or shareholders' equity as a result of this change.

(b)Derivative value movements

Value movements for Jackson's equity-based derivatives and variable and fixed index annuity product embedded derivatives are included in operating profits based on longer-term investment returns. To ensure these reflect longer-term movements the fair value movement included in operating profit is based on longer-term equity volatility levels and long-term average AA corporate bond rate curves, with the movement relating to change in current rates being included in short-term fluctuations. The operating profits based on longer-term investment returns explicitly include:

- The fair value movement in free standing hedging derivatives, excluding the impact of the difference between longer-term and current period implied equity volatility levels as mentioned above;

- The movement in liabilities for those embedded derivative liabilities which are fair valued in accordance with IFRS, primarily GMWB "not for life" and fixed index annuity business, excluding the impacts of the differences between longer-term and current period equity volatility and incorporating 10-year average yield curves, in lieu of current period yield curves;

- Movements in IFRS basis guarantee liabilities for GMWB "for life", being those policies where a minimum annual withdrawal is permitted for the duration of the policyholders life subject to certain conditions, and GMDB business for which, under the US GAAP rules applied under IFRS, the reserving methodology under US GAAP principles generally gives rise to a muted impact of current period market movements; and

- Related changes to the amortisation of deferred acquisition costs for each of the above items.

The effects of the above components give rise to variable gains and losses arising from the differing measuring basis between some assets and liabilities. This is further discussed in note E (ii).

Other derivative value movements are excluded from operating results based on longer-term investment returns. These derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement) and product liabilities (for which US GAAP accounting does not reflect the economic features being hedged).

These key elements are of most importance in determining the operating results based on longer-term investment returns of Jackson.

There are two exceptions to the basis described above for determining operating results based on longer-term investment returns. These are for:

-    Unit-linked and US variable annuity business. For such business the policyholder liabilities are directly reflective of the asset value movements. Accordingly all asset value movements are recorded in the operating results based on longer-term investment returns.

-    Assets covering non participating business liabilities that are interest rate sensitive. For UK annuity business policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly asset value movements are recorded within the operating results based on longer-term investment returns. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

(c)Liabilities to policyholders and embedded derivatives for product guarantees

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

(i)    Asia

•     Vietnamese participating business

For the participating business in Vietnam the liabilities include policyholders' interest in investment appreciation and other surplus.  Bonuses paid in a reporting period and accrued policyholders' interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges.

The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

•

•     Non-participating business

Bifurcation for the effect of determining the movement in the carrying value of liabilities to be included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates is included in short-term fluctuations and in the income statement.

•        Guaranteed Minimum Death Benefit (GMDB) product features

For unhedged GMDB liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB Accounting Standards Codification Subtopic 944-80 (formerly SOP 03-01), which partially reflects changes in market conditions. Under the Company's supplementary basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

(ii)    US operations - Embedded derivatives for variable annuity guarantee features

Under IFRS, the 'not for life' Guaranteed Minimum Withdrawal Benefit (GMWB) is required to be fair valued as an embedded derivative. The movement in carrying values is affected by changes in equity market levels, as well as the level of observed implied equity volatility and changes to the interest rates applied from period to period. For these embedded derivatives the interest rates applied reflect current yield curve rates. For the purposes of determining operating profit based on longer-term investment returns the charge for these features is determined using historical longer-term equity volatility levels and long-term average yield curves.

The Guaranteed Minimum Income Benefit (GMIB) liability, which is fully reinsured, subject to annual claim limits, is accounted for in accordance with FASB Accounting Standards Codification Subtopic 944-80 (formerly SOP 03-01). As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39 and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term derivative fluctuation.

(iii)   UK shareholder-backed annuity business

With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

The exception is for the impact on credit risk provisioning of actual downgrades during the period. As this feature arises due to short-term market conditions, the effect of downgrades, if any, in a particular period, on the overall provisions for credit risk is included in the category of short-term fluctuations in investment returns.

The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(d)  Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above.  Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Additional segmental analysis of revenue

The additional segmental analyses of revenue from external customers are as follows:

	Half year 2010
	Asia	US	UK	Intragroup	Total
	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	3,009	5,676	2,733	(6)	11,412
Asset management	120	295	322	(146)	591
Unallocated corporate	-	-	7	-	7
Intragroup revenue eliminated on consolidation	(36)	(32)	(84)	152	-
Total revenue from external customers	3,093	5,939	2,978	-	12,010

	Half year 2009
	Asia	US	UK	Intragroup	Total
	£m	£m	£m	£m	£m
Revenue from external customers :
Insurance operations	2,783	3,970	3,048	(8)	9,793
Asset management	64	190	162	(122)	294
Unallocated corporate	-	-	5	-	5
Intragroup revenue eliminated on consolidation	(32)	(29)	(69)	130	-
Total revenue from external customers	2,815	4,131	3,146	-	10,092

	Full year 2009
	Asia	US	UK	Intragroup	Total
	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	5,336	9,097	5,822	(11)	20,244
Asset management	213	499	513	(271)	954
Unallocated corporate	-	-	12	-	12
Intragroup revenue eliminated on consolidation	(70)	(67)	(145)	282	-
Total revenue from external customers	5,479	9,529	6,202	-	21,210

Revenue from external customers is made up of the following:	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Earned premiums, net of reinsurance	11,256	9,518	19,976
Fee income from investment contract business and asset management (included within 'Other income')	754	574	1,234
Total revenue from external customers	12,010	10,092	21,210

In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, the US and the Asian asset management businesses earns fees for investment management and related services. These fees totalled £146 million in half year 2010 (half year 2009: £122 million; and full year 2009: £271 million) and are included in the asset management segment above. In half year 2010, the remaining £6 million (half year 2009: £8 million; full year 2009: £11 million) of intragroup revenue was recognised by UK insurance operations. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management.

D     Profit before tax - Asset management operations

The profit included in the income statement in respect of asset management operations is as follows:

	M&G	US	Asia	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m	£m	£m	£m
Revenue (note (i))	364	299	121	784	663	1,516
Charges (note (i))	(225)	(284)	(85)	(594)	(537)	(1,163)
Profit before tax	139	15	36	190	126	353
Comprising:
Operating profit based on longer-term investment returns (note (ii))	143	15	36	194	125	297
Short-term fluctuations in investment returns	12	-	-	12	3	70
Actuarial losses on defined benefit pension schemes	(16)	-	-	(16)	(2)	(14)
	139	15	36	190	126	353

Notes

(i)   Included within M&G are realised and unrealised net investment gains/losses in respect of consolidated investment funds and Prudential Capital. The investment funds are managed on behalf of third parties and consolidated under IFRS in recognition of the control arrangements for the funds. The investment gains/losses in respect of the investment funds are non-recourse to M&G and the Group and are added back through charges. Consequently there is no impact on profit before tax. Excluding the grossing up in respect of the consolidated investment funds, the revenue for M&G would be £ 338 million (half year 2009: £262 million; full year 2009: £697 million) and the charges £199 million (half year 2009: £159 million; full year 2009: £403 million).

(ii)  M&G operating profit based on longer-term investment returns

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Asset management fee income	298	195	457
Other income	1	7	13
Staff costs	(122)	(85)	(205)
Other costs	(58)	(42)	(100)
Underlying profit before performance-related fees	119	75	165
Performance-related fees	3	-	12
Operating profit from asset management operations	122	75	177
Operating profit from Prudential Capital	21	27	61
Total M&G operating profit based on longer-term investment returns	143	102	238

The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown in the main table primarily relates to income and investment gains (losses) earned by Prudential Capital and by investment funds controlled by the asset management operations which are consolidated under IFRS.

E      Key assumptions, estimates and bases used to measure insurance assets and liabilities

(i)     Asian insurance operations

(a) In half year 2010, one-off changes made to reserving assumptions resulted in a release from liabilities of £19 million.

(b) In 2009, the local regulatory basis in Malaysia was replaced by the Malaysian authority's Risk-Based Capital (RBC) framework. In light of this development, the Company re-measured these liabilities by reference to the method applied under the new RBC framework which resulted in a one-off release from liabilities at 1 January 2009 of £63 million.

(ii)    US insurance operations

(c) In half year 2010, half year 2009, full year 2009 and full year 2008, the operating result for Jackson was affected by net equity hedge effects in the following manner:

	Half year 2010	Half year 2009	Full year 2009	Full year 2008
	£m	£m	£m	£m

Result excluding equity hedge result and related amortisation of deferred acquisition costs (note (i))	327	240	618	335
Equity hedge results net of related amortisation of deferred acquisition costs	123	(23)	(159)	71
Operating profit based on longer-term investment returns	450	217	459	406

Note

(i)      The result excluding the equity hedge result after amortisation of deferred acquisition costs which varies both with the underlying financial performance of the Jackson business and with the difference between the actual separate account return in the period and that assumed in the prior year DAC valuation. This acceleration or deceleration in DAC as a result of market movement is discussed further in note S.

Equity hedge results

The equity hedge result relates to the management of the equity hedge risk within the Group's variable annuity, and to a much lesser extent fixed index annuity businesses. It primarily reflects the difference between the value movement included in operating profit on free-standing derivatives and the movement in the accounting value of liabilities for guarantees in Jackson's variable annuity products. For certain of these guarantees, namely Guaranteed Minimum Death Benefit (GMDB) and "for-life" Guaranteed Minimum Withdrawal Benefit (GMWB) features, the liabilities are not fair valued for accounting purposes but are reported pursuant to the US GAAP measurement basis applied for IFRS. Among other factors, these differences in approach to valuing assets and liabilities give rise to variable hedging gains or losses, which for the six month period ended 30 June 2010 totalled £123 million positive after allowing for related DAC amortisation. Over the longer term it is anticipated that such gains and losses will substantially reverse. The total cumulative impact of these equity hedge results, net of related deferred acquisition costs, for the 30 months ended 30 June 2010 is a small gain of £35 million.

Jackson hedges on an economic basis all embedded derivatives as well as related fees and claims, through a combination of options and futures after taking into account the natural offsets in the book. These equity related hedging instruments and the liabilities to which they relate have been included in operating results consistent with the fees and claims to which they will ultimately relate.

(iii)   UK insurance operations - annuity business: allowance for credit risk

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Since mid-2007 there has been a significant increase in the actual and perceived credit risk associated with corporate bonds as reflected in the significant widening that has occurred in corporate bond spreads. Although bond spreads over swap rates have narrowed from their peak in March 2009, they are still high compared with the levels seen in the years immediately preceding the start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgement.

The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:

     - the expected level of future defaults;

     - the credit risk premium that is required to compensate for the potential volatility in default levels; and

     - the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps.

The credit risk allowance is a function of the asset type and the credit quality of the underlying portfolio. Government bonds are generally given a credit default allowance of zero. For corporate bonds the credit allowance varies by credit rating. An analysis of the credit ratings of debt securities is included in note V.

Given that the normal business model is for Prudential's annuity business to hold bonds to match long-term liabilities, the valuation rate that is applied to discount the future annuity payments includes a liquidity premium that reflects the residual element of current bond spreads over swap rates after providing for the credit risk.

Historically, until the second half of 2007, when corporate bond spreads widened significantly, the allowance for credit risk was calculated as the long-term expected defaults and a long-term credit risk premium. This long-term credit risk was supplemented by a short-term allowance from 31 December 2007 to allow for the concern that credit ratings applied by the rating agencies may be downgraded and defaults in the short term might be higher than the long-term assumptions.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at 30 June 2010, 30 June 2009 and 31 December 2009, based on the asset mix at the relevant balance sheet date are shown below.

30 June 2010	Pillar I regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	173	-	173
Credit risk allowance
Long-term expected defaults (note (ii))	17	-	17
Long-term credit risk premium (note (iii))	11	-	11
Short-term allowance for credit risk (note (iv))	39	(25)	14
Total credit risk allowance	67	(25)	42
Liquidity premium	106	25	131

30 June 2009	Pillar I regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	275	-	275
Credit risk allowance
Long-term expected defaults (note (ii))	24	-	24
Long-term credit risk premium (note (iii))	15	-	15
Short-term allowance for credit risk (note (iv))	46	(28)	18
Total credit risk allowance	85	(28)	57
Liquidity premium	190	28	218

31 December 2009	Pillar I Regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	175	-	175
Credit risk allowance
Long-term expected defaults (note (ii))	19	-	19
Long-term credit risk premium (note (iii))	13	-	13
Short-term allowance for credit risk (note (iv))	39	(24)	15
Total credit risk allowance	71	(24)	47
Liquidity premium	104	24	128

Notes

(i)      Bond spread over swap rates reflect market observed data.

(ii)     Long-term expected defaults are derived by applying Moody's data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating on the annuity asset portfolio. The credit rating assigned to each asset held is based on external credit rating and for this purpose the credit rating assigned to each asset held is the lowest credit rating published by Moody's, Standard and Poors and Fitch.

(iii)    The long-term credit risk premium provides compensation against the risk of potential volatility in the level of defaults and is derived by applying the 95th percentile from Moody's data from 1970 to 2004 to the annuity asset portfolio.

(iv)    The short-term allowance for credit risk was increased substantially in 2008 to be equal to 25 per cent of the increase in corporate bond spreads as estimated from the movements in published corporate bonds spreads (as estimated from the movements in published corporate bond indices) since 31 December 2006. Subsequent to this date movements have reflected events in the period, namely the impact of credit migration, the decision not to release favourable default experience, new business and asset trading amongst other items. This is demonstrated by the analyses below.

       The very prudent Pillar I regulatory basis reflects the overriding objective of ensuring sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS, on the other hand, aims to establish liabilities that are closer to 'best estimate'.

       IFRS default assumptions are therefore set between the EEV and Pillar I assumptions.

Factors affecting the credit risk allowance at 30 June 2010

The main factors influencing the credit risk allowance at 30 June 2010 for PRIL were as follows:

	Pillar 1 Regulatory basis			IFRS
	(bps)			(bps)
	Long term	Short term	Total	Long term	Short term	Total

Total allowance for credit risk at 31 December 2009	32	39	71	32	15	47
Credit migration	1	(1)	-	1	(1)	-
Retention of surplus from favourable default experience	-	3	3	-	1	1
Asset trading	(4)	-	(4)	(4)	-	(4)
New business	-	(1)	(1)	-	-	-
Other	(1)	(1)	(2)	(1)	(1)	(2)
Total allowance for credit risk at 30 June 2010	28	39	67	28	14	42

The reserves for credit risk allowance at 30 June 2010 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis			IFRS
	Long term	Short term	Total	Long term	Short term	Total
	£bn	£bn	£bn	£bn	£bn	£bn

PRIL	0.6	0.9	1.5	0.6	0.3	0.9
PAC non-profit sub-fund	0.1	0.1	0.2	0.1	0.0	0.1
Total	0.7	1.0	1.7	0.7	0.3	1.0

F     Short-term fluctuations in investment returns on shareholder-backed business

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Insurance operations:
Asian (note (ii))	41	(41)	31
US (note (iii))	(120)	165	27
UK (notes (i) and (iv))	93	(63)	108
Other operations
- IGD hedge costs (note (v))	-	(216)	(235)
- Other (note (vi))	12	75	105
	12	(141)	(130)
Total	26	(80)	36

Notes

(i)     General overview of defaults

        The Group did not incur any defaults in the half year 2010 on its debt securities portfolio (half year 2009: £11 million; full year 2009: £11 million). The defaults of £11 million in the half year and full year 2009 were experienced primarily by the UK Shareholder-backed annuity business. Jackson experienced less than £1 million of default losses during 2009.

(ii)   Asian insurance operations

       The fluctuations for Asian operations in the half year 2010 were a gain of £41 million (half year 2009: charge of £41 million; full year 2009: gain of £31 million) and primarily relate to unrealised gains on the shareholder debt portfolio in the period.

(iii)   US insurance operations

         The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Short-term fluctuations relating to debt securities:
Charges in the period (note a)
Defaults	-	-	-
Losses on sales of impaired and deteriorating bonds	(100)	(44)	(6)
Bond write downs	(64)	(324)	(630)
Recoveries / reversals	3	2	5
	(161)	(366)	(631)
Less: Risk margin charge included in operating profit based on longer-term investment returns (note b)	36	41	76
	(125)	(325)	(555)
Interest related realised gains (losses):
Arising in the period	169	75	125
Less: Amortisation of gains and losses arising in current and prior periods to operating profit based on longer-term investment returns	(47)	(34)	(59)
	122	41	66
Related change to amortisation of deferred acquisition costs	(2)	37	75
Total short-term fluctuation related to debt securities	(5)	(247)	(414)
Derivatives (other than equity related): market value movement (net of related change to amortisation of deferred acquisition costs) (note c)	111	339	385
Equity type investments: actual less longer-term return (net of related change to amortisation of deferred acquisition costs)	1	(40)	(59)
Equity-related derivatives: volatility and interest rate normalisation (net of related change to amortisation of deferred acquisition costs) (note d)	(238)	91	85
Other items (net of related change to amortisation of deferred acquisition costs)	11	22	30
Total	(120)	165	27

a       The charges in the period relating to debt securities of Jackson comprise the following:

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Residential mortgage-backed securities:
Prime	7	123	268
Alt-A	26	98	192
Sub-prime	6	18	49
Total residential mortgage-backed securities	39	239	509
Piedmont securities	25	5	30
Corporates	-	80	91
Losses on sales of impaired and deteriorating bonds net of recoveries	97	42	1
Total	161	366	631

Jackson experienced no bond default losses during the first half of 2010.

b       The risk margin reserve (RMR) charge for longer-term credit related losses for half year 2010 is based on an average annual RMR of 25 basis points (half year 2009: 28 basis points; full year 2009: 27 basis points) on an average book value of US$43.7 billion (half year 2009: US$44.1 billion; full year 2009: US$43.9 billion) as shown below:

	Half year 2010				Half year 2009				Full year 2009
Moody's rating category or equivalent under NAIC ratings of RMBS	Average Book value	RMR	Annual expected losses		Average Book value	RMR	Annual expected losses		AverageBook value	RMR	Annual expected losses
	US$m	%	US$m	£m	US$m	%	US$m	£m	US$m	%	US$m	£m
A3 or higher	20,142	0.06	(11)	(7)	19,780	0.02	(4)	(3)	19,509	0.03	(5)	(3)
Baa1, 2 or 3	20,747	0.25	(51)	(33)	20,955	0.22	(47)	(32)	21,072	0.23	(47)	(30)
Ba1, 2 or 3	2,016	1.04	(21)	(14)	1,947	1.17	(23)	(16)	2,035	1.13	(23)	(15)
B1, 2 or 3	505	2.97	(15)	(10)	609	2.86	(17)	(11)	594	2.86	(17)	(11)
Below B3	339	3.87	(13)	(8)	769	3.93	(30)	(20)	691	3.91	(27)	(17)
Total	43,749	0.25	(111)	(72)	44,060	0.28	(121)	(82)	43,901	0.27	(119)	(76)

Related change to amortisation of deferred acquisition costs			28	18			23	16			25	16
Risk margin reserve charge for longer-term credit related losses			(83)	(54)			(98)	(66)			(94)	(60)

       For the period ended 30 June 2010, Jackson has continued the practice commenced in the second half of 2009 in relation to RMBS to determine the risk margin charge included in operating profit based on longer-term investment returns using the regulatory rating as determined by a third party, PIMCO on behalf of the National Association of Insurance Commissioners (NAIC). See note C for further information.

The longer-term rates of return for equity-type investments are currently based on spreads over 10 year US treasury rates of 400 to 600 basis points. The longer-term rates of return for equity-type investments ranged from 7.0 per cent to 9.9 per cent at 30 June 2010, 6.7 per cent to 9.6 per cent at 30 June 2009 and 6.7 per cent to 9.9 per cent at 31 December 2009 depending on the type of investments.

Except for the effect of the difference between current period and longer term levels of implied equity volatility and AA corporate bond yield curves, market value movements on equity-based derivatives and embedded derivatives are also recorded within operating profits based on longer-term investment returns so as to be consistent with the market related effects on fees and reserve movements for equity-based products. Market value movements on other derivatives are excluded from operating profit, and are included in short-term fluctuations in investment returns.

Consistent with the basis of measurement of insurance assets and liabilities for US GAAP investment contracts to Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortisation of deferred acquisition costs.

c      The gain of £111 million (half year 2009: gain of £339 million; full year 2009: gain of £385 million) is for value movement of freestanding derivatives held to manage the fixed annuity and other general account business. Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognised in the income statement.

Except for the effect of the difference between current period and longer term levels of implied equity volatility and AA corporate bond yield curves, derivative value movements in respect of variable annuity business are included within the operating profit based on longer-term investment returns to broadly match with the commercial effects to which the variable annuity derivative programme relates, (subject to some limitations to GMDB and certain GMWB liabilities where US GAAP does not fully reflect the economic features being hedged). Other derivative value movements are separately identified within short-term fluctuations in investment returns.

       For the derivatives programme attaching to the fixed annuity and other general account business the Group has continued in its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

d     The £238 million loss (half year 2009: gain of £91 million; full year 2009: gain of £85 million) for equity-related derivatives is for the normalisation of value movements for freestanding and embedded derivatives. This normalisation reflects the inclusions of longer-term implied equity volatility levels and also, for embedded derivatives 10 year average AA corporate bond yield curves in the value movement included in operating profits. The effect of the difference between actual levels of implied equity volatility and end of period AA corporate bond yield curves is reflected in short-term fluctuations in investment return.

       In addition, for US insurance operations, included within the statement of comprehensive income is an increase in net unrealised gains on debt securities classified as available-for-sale of £1,144 million (half year 2009: reduction in net unrealised losses of £808 million; full year 2009: reduction in net unrealised losses of £2,669 million). These temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note W.

(iv)  UK insurance operations

The half year 2010 short-term fluctuations gain for UK insurance operations of £93 million reflects asset value movements principally on the shareholder backed annuity business (half year 2009: loss of £63 million; full year 2009 gain: of £108 million).

(v)   IGD hedge costs

       During the severe equity market conditions experienced in the first quarter of 2009 coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programmes. The hedge contracts expired in 2009 and have not been renewed.

(vi)  Other operations

       Short-term fluctuations of other operations, in addition to the previously discussed IGD hedge costs, arise from:

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m

Unrealised value movements on swaps held centrally to manage Group assets and liabilities	-	69	28
Unrealised value movements on Prudential Capital bond portfolio	12	2	66
Unrealised value movements on investments held by other operations	-	4	11
Total	12	75	105

G     Costs of terminated AIA transaction

The following costs were incurred in relation to the proposed, and now terminated transaction, to purchase AIA Group Limited and related rights issue.

Half year 2010
£m

Termination break fee	153
Underwriting fees	58
Costs associated with foreign exchange hedging	100
Adviser fees and other	66
Total costs before tax	377
Associated tax relief	(93)
Total costs after tax	284

Of the £377 million total costs before tax, the £100 million associated with foreign exchange hedging has been recorded within "Investment return" and the other £277 million has been recorded as "Other expenditure" within "Acquisition costs and other expenditure" in the condensed consolidated income statement.

H     Acquisition costs and other expenditure

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Net acquisition costs incurred less deferred	423	397	728
Amortisation of acquisition costs	378	441	305
Other expenditure	1,839	1,444	2,924
Movements in amounts attributable to external unit holders	14	164	615
Total acquisition costs and other expenditure	2,654	2,446	4,572

I      Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, to policyholders or to the unallocated surplus of with-profits funds, the latter two of which have no net impact on shareholders' profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Asian operations
Policyholders returns
Assets backing unit-linked liabilities	(4)	1,108	2,539
With-profits business	34	507	1,519
	30	1,615	4,058
Shareholder returns	209	188	373
Total	239	1,803	4,431

US operations
Policyholders returns
Assets held to back (separate account) unit-linked liabilities	(981)	772	3,760
Shareholder returns
Realised gains and losses (including impairment losses on available-for-sale bonds)	14	(300)	(529)
Value movements on derivative hedging programme for general account business	149	372	340
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	787	1,073	1,567
	950	1,145	1,378
Total	(31)	1,917	5,138

UK operations
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	304	(29)	1,438
Assets held to back unit-linked liabilities	423	122	2,947
With-profits fund (excluding SAIF)	2,576	(471)	10,461
	3,303	(378)	14,846
Shareholder returns
Prudential Retirement Income Limited (PRIL)	1,150	330	1,827
Other business	463	78	1,113
	1,613	408	2,940
Total	4,916	30	17,786

Unallocated corporate
Shareholder returns	(97)	(125)	(466)
Group Total
Policyholder returns	2,352	2,009	22,664
Shareholder returns	2,675	1,616	4,225
Total	5,027	3,625	26,889

The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

•    Unit-linked business in the UK, Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders;

•    Separate account business of US operations, the investment return of which is also wholly attributable to policyholders; and

•    With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders' economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK ten per cent)). Except for this surplus the investment return of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

The investment return related to the types of business above does not impact shareholders' profits directly. However there is an indirect impact, for example, investment-related fees or the effect of investment return on the shareholders' share of the cost of bonuses of with-profits funds.

Investment returns for unit-linked and similar products have reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholder returns

For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asian operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders' profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under 'grandfathered' UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders' profits of the investment return of the assets backing liabilities of the UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

Changes in shareholder investment returns for US operations reflect primarily movements in the investment income, movements in the value of the derivative instruments held to manage the general account assets and liability portfolio, and realised gains and losses. However, separately, reflecting Jackson's types of business, an allocation is made to policyholders through the application of crediting rates. The shareholder investment return for US operations also includes the fair value movement of the derivatives and the movement on the related liabilities of the variable annuity guarantees under Jackson's dynamic hedging programme.

The majority of the investments held to back the US non-participating business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

J     Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analysed as follows:

	Half year 2010
	Asia	US	UK	Total
	£m	£m	£m	£m
Claims incurred	(1,202)	(2,296)	(5,000)	(8,498)
Increase in policyholder liabilities	(876)	(2,556)	(1,860)	(5,292)
Movement in unallocated surplus of with-profits funds	(92)	-	232	140
	(2,170)	(4,852)	(6,628)	(13,650)

	Half year 2009
	Asia	US	UK	Total
	£m	£m	£m	£m
Claims incurred	(847)	(2,207)	(4,964)	(8,018)
Increase in policyholder liabilities	(2,174)	(2,778)	869	(4,083)
Movement in unallocated surplus of with-profits funds	(568)	-	1,886	1,318
	(3,589)	(4,985)	(2,209)	(10,783)

	Full year 2009
	Asia	US	UK	Total
	£m	£m	£m	£m
Claims incurred	(1,814)	(4,092)	(9,875)	(15,781)
Increase in policyholder liabilities	(6,230)	(9,193)	(8,432)	(23,855)
Movement in unallocated surplus of with-profits funds	334	-	(1,893)	(1,559)
	(7,710)	(13,285)	(20,200)	(41,195)

K     Sale of the Taiwan agency business in 2009

In half year 2009, the Company sold the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1. In addition, the Company invested £45 million to purchase a 9.99 per cent stake in China Life through a share placement. The sale was completed on 19 June 2009.

The Company retained its interest in life insurance business in Taiwan through its retained bank distribution partnerships and its direct investment of 9.99 per cent in China Life.

The effects on the IFRS income statement was a pre-tax loss of £621 million comprising a loss on sale of £559 million and trading losses before tax up to the date of sale of £62 million. After allowing for tax and other adjustments, the reduction to shareholders equity was £607 million.

The loss on sale of £559 million included cumulative foreign exchange gains of £9 million recycled through the profit and loss account as required by IAS 21.

L     Tax

(i)    Tax (charge) credit

The total tax charge comprises:

Tax (charge) credit	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m

UK tax	6	69	(895)
Overseas tax	(166)	(172)	22
Total tax charge	(160)	(103)	(873)

An analysis of the total tax expense attributable to continuing operations recognised in the income statement by nature of expense is as follows:

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m

Current tax	(157)	(32)	(529)
Deferred tax	(3)	(71)	(344)
Total tax charge	(160)	(103)	(873)

The current tax charge of £157 million includes £5 million for half year 2010 (half year 2009: charge of £2 million; full year 2009: charge of £6 million) in respect of tax to be paid in Hong Kong. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) five per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £149 million for half year 2010 (half year 2009: charge of £182 million; full year 2009: charge of £55 million) comprises:

Tax (charge) credit attributable to shareholders	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m

UK tax	10	(53)	(176)
Overseas tax	(159)	(129)	121
Total tax charge	(149)	(182)	(55)

(ii)   Deferred tax assets and liabilities

The statement of financial position contains the following deferred tax assets and liabilities:

	30 Jun 2010		30 Jun 2009		31 Dec 2009
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
	£m	£m	£m	£m	£m	£m
Unrealised gains and losses on investments	982	(2,041)	875	(609)	1,156	(1,744)
Balance relating to investment and insurance contracts	16	(848)	12	(861)	20	(961)
Short-term timing differences	1,414	(1,216)	1,131	(1,173)	1,228	(1,159)
Capital allowances	17	(10)	36	(8)	18	(8)
Unused tax losses	262	-	95	-	286	-
Total	2,691	(4,115)	2,149	(2,651)	2,708	(3,872)

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. The increase in deferred tax liabilities is primarily due to an increase in the value of unrealised gains in the available-for-sale securities in Jackson.

The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2010 half year results and financial position at 30 June 2010, the possible tax benefit of approximately £267 million (30 June 2009: £234 million; 31 December 2009: £257 million), which may arise from capital losses valued at approximately £1.2 billion (30 June 2009: £1.1 billion; 31 December 2009: £1.2 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £361 million (30 June 2009: £816 million; 31 December 2009: £607 million), which may arise from tax losses and other potential temporary differences totalling £1.4 billion (30 June 2009: £2.8 billion; 31 December 2009: £2.1 billion) is sufficiently uncertain that it has not been recognised. Forecasts as to when the tax losses and other temporary differences are likely to be utilised indicate that they may not be utilised in the short term.

Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods. Accordingly, the deferred tax amounts for half year 2010 do not reflect the UK government's proposal announced in June 2010 to reduce the main UK corporation tax rate by one per cent a year for each of the next four years as the change has yet to be enacted.

The UK government's tax rate change to 27 per cent and subsequent proposed phased rate changes to 24 per cent are expected to have an effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances as at 30 June 2010 by £10 million (change to 27 per cent) and £41 million (change to 24 per cent).

(iii) Reconciliation of tax charge on profit (loss) attributable to shareholders for continuing operations

	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Half year 2010	£m	£m	£m	£m	£m

Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returns (note (iii))	259	450	330	(71)	968
Short-term fluctuations in investment returns	41	(120)	93	12	26
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	(8)	(16)	(24)
Costs of terminated AIA transaction	-	-	-	(377)	(377)
Total	300	330	415	(452)	593
Expected tax rate (note (i)):
Operating profit based on longer-term investment returns (note (iii))	26%	35%	28%	28%	31%
Short-term fluctuations in investment returns	26%	35%	28%	28%	8%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	28%	28%	25%
Costs of terminated AIA transaction	-	-	-	28%	28%
Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns (note (iii))	(67)	(158)	(92)	20	(297)
Short-term fluctuations in investment returns	(11)	42	(26)	(3)	2
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	2	4	6
Costs of terminated AIA transaction	-	-	-	106	106
Total	(78)	(116)	(116)	127	(183)
Variance from expected tax charge (note (ii)):
Operating profit based on longer-term investment returns (note (iii))	28	27	(3)	-	52
Short-term fluctuations in investment returns	5	(5)	(1)	(4)	(5)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	-	-	-
Costs of terminated AIA transaction	-	-	-	(13)	(13)
Total	33	22	(4)	(17)	34
Actual tax (charge) credit:
Operating profit based on longer-term investment returns (note (iii))	(39)	(131)	(95)	20	(245)
Short-term fluctuations in investment returns	(6)	37	(27)	(7)	(3)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	2	4	6
Costs of terminated AIA transaction	-	-	-	93	93
Total	(45)	(94)	(120)	110	(149)
Actual tax rate:
Operating profit based on longer-term investment returns	15%	29%	29%	28%	25%
Total	15%	29%	29%	24%	25%

	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Half year 2009	£m	£m	£m	£m	£m

(Loss) profit before tax attributable to shareholders:
Operating profit based on longer-term investment returns, net of attributable restructuring costs and development expenses (note (iii))	207	217	330	(66)	688
Short-term fluctuations in investment returns	(41)	165	(63)	(141)	(80)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	-	(63)	(63)
Loss on sale and results for Taiwan agency business	(621)	-	-	-	(621)
Total	(455)	382	267	(270)	(76)
Expected tax rate (note (i)):
Operating profit based on longer-term investment returns (note (iii))	24%	35%	28%	28%	29%
Short-term fluctuations in investment returns	25%	35%	28%	39%	31%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	-	28%	28%
Loss on sale and results for Taiwan agency business	25%	-	-	-	25%
Expected tax credit (charge) based on expected tax rates:
Operating profit based on longer-term investment returns (note (iii))	(50)	(76)	(92)	18	(200)
Short-term fluctuations in investment returns	10	(58)	18	55	25
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	-	18	18
Loss on sale and results for Taiwan agency business	155	-	-	-	155
Total	115	(134)	(74)	91	(2)
Variance from expected tax charge (note (ii)):
Operating profit based on longer-term investment returns (note (iii))	16	19	(11)	(5)	19
Short-term fluctuations in investment returns	(4)	(61)	3	1	(61)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	-	(1)	(1)
Loss on sale and results for Taiwan agency business	(137)	-	-	-	(137)
Total	(125)	(42)	(8)	(5)	(180)
Actual tax credit (charge):
Operating profit based on longer-term investment returns (note (iii))	(34)	(57)	(103)	13	(181)
Short-term fluctuations in investment returns	6	(119)	21	56	(36)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	-	17	17
Loss on sale and results for Taiwan agency business	18	-	-	-	18
Total	(10)	(176)	(82)	86	(182)
Actual tax rate:
Operating profit based on longer-term investment returns	16%	26%	31%	20%	26%
Total	(2)%	46%	31%	32%	(239)%

	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Full year 2009	£m	£m	£m	£m	£m

Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returns (note (iii))	410	459	657	(121)	1,405
Short-term fluctuations in investment returns	31	27	108	(130)	36
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	(46)	(28)	(74)
Loss on sale and results for Taiwan agency business	(621)	-	-	-	(621)
Total	(180)	486	719	(279)	746
Expected tax rate (note (i)):
Operating profit based on longer-term investment returns (note (iii))	24%	35%	28%	28%	29%
Short-term fluctuations in investment returns	25%	35%	28%	36%	0%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	28%	28%	28%
Loss on sale and results for Taiwan agency business	25%	-	-	-	25%
Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns (note (iii))	(98)	(161)	(184)	34	(409)
Short-term fluctuations in investment returns	(8)	(9)	(30)	47	-
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	13	8	21
Loss on sale and results for Taiwan agency business	155	-	-	-	155
Total	49	(170)	(201)	89	(233)
Variance from expected tax charge (note (ii)):
Operating profit based on longer-term investment returns (note (iii))	35	77	(29)	8	91
Short-term fluctuations in investment returns	15	195	-	14	224
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	-	-	-
Loss on sale and results for Taiwan agency business	(137)	-	-	-	(137)
Total	(87)	272	(29)	22	178
Actual tax (charge) credit:
Operating profit based on longer-term investment returns (note (iii))	(63)	(84)	(213)	42	(318)
Short-term fluctuations in investment returns	7	186	(30)	61	224
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	13	8	21
Loss on sale and results for Taiwan agency business	18	-	-	-	18
Total	(38)	102	(230)	111	(55)
Actual tax rate:
Operating profit based on longer-term investment returns	15%	18%	32%	35%	23%
Total	(21)%	(21)%	32%	40%	7%

Notes

(i)      Expected tax rates for profit (loss) attributable to shareholders:
• The expected tax rates shown in the table above reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions.

• For Asian operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result.
• The expected tax rate for Other operations reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

(ii)     For half year 2010, the principal variances arise from a number of factors, including:

a    Asian long-term operations

For half year 2010 and full year 2009, profits in certain countries which are not taxable partly offset by the inability to fully recognise deferred tax assets on losses being carried forward. For half year 2009, adjustments in respect of prior year tax charges and profits in certain countries which are not taxable.

b   Jackson

For half year 2010, the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business. For half year 2009, the inability to fully recognise deferred tax assets on losses being carried forward partially offset by the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business. For full year 2009, the ability to fully recognise deferred tax assets on losses brought forward which we were previously unable to recognise together with income subject to a lower level of taxation and the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business.

c     UK insurance operations

For half year 2010, different tax bases of UK life business. For half year 2009 and full year 2009, adjustments in respect of prior year tax charge and different tax bases of UK life business.

d    Other operations

For half year 2010, the inability to fully recognise a tax credit in respect of non deductible capital costs incurred in relation to the terminated AIA transaction. For half year 2009, the inability to recognise a deferred tax asset on various tax losses. For full year 2009, the ability to recognise a deferred tax asset on various tax losses which we were previously unable to recognise offset by adjustments in respect of the prior year tax charge.

e    For half year 2009 and full year 2009, the actual tax rate in relation to Asia excluding the result for the sold Taiwan agency business would have been six per cent and 13 per cent respectively.

(iii)    Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses.

M    Supplementary analysis of earnings per share

	Half year 2010
	Before tax (note C)	Tax (note L)	Non- controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns	968	(245)	(2)	721	28.6p	28.6p
Short-term fluctuations in investment returns on shareholder-backed business	26	(3)	-	23	0.9p	0.9p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(24)	6	-	(18)	(0.7)p	(0.7)p
Costs of terminated AIA transaction	(377)	93	-	(284)	(11.3)p	(11.3)p
Based on profit for the period from continuing operations	593	(149)	(2)	442	17.5p	17.5p

	Half year 2009
	Before tax (note C)	Tax (note L)	Non-controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns	688	(181)	4	511	20.5p	20.5p
Short-term fluctuations in investment returns on shareholder-backed business	(80)	(36)	-	(116)	(4.7)p	(4.7)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(63)	17	-	(46)	(1.8)p	(1.8)p
Adjustment from loss on sale and result of Taiwan agency business	(621)	18	-	(603)	(24.2)p	(24.2)p
Based on loss for the period from continuing operations	(76)	(182)	4	(254)	(10.2)p	(10.2)p

	Full year 2009
	Before tax (note C)	Tax (note L)	Non-controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns	1,405	(318)	(2)	1,085	43.4p	43.3p
Short-term fluctuations in investment returns on shareholder-backed business	36	224	1	261	10.4p	10.4p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(74)	21	-	(53)	(2.1)p	(2.1)p
Adjustment from loss on sale and result of Taiwan agency business	(621)	18	-	(603)	(24.1)p	(24.0)p
Based on profit for the year from continuing operations	746	(55)	(1)	690	27.6p	27.6p
Adjustment for post-tax results of discontinued operations *	(14)	-	-	(14)	(0.6)p	(0.6)p
Based on profit for the year	732	(55)	(1)	676	27.0p	27.0p

*The full year 2009 charge which was net of £nil tax, reflected completion adjustments for a previously disposed business.

The weighted average number of shares for calculating basic earnings per share for the half year 2010 was 2,520 million (half year 2009: 2,489 million; full year 2009: 2,501 million). The weighted average number of shares for calculating diluted earnings per share for the half year 2010 was 2,524 million (half year 2009: 2,489 million; full year 2009: 2,506 million). In addition, at 30 June 2009, there were 13 million shares under option offset by 12 million shares that would have been issued at fair value on assumed option exercise. The net one million potentially dilutive ordinary shares have been excluded from the half year 2009 diluted earnings per share calculation as their inclusion would have decreased the loss per share.

N     Dividends

	Half year	Half year	Full year
Dividends per share (in pence)	2010	2009	2009
Dividends relating to reporting period:
Interim dividend (2010 and 2009)	6.61p	6.29p	6.29p
Second interim dividend (2009)	-	-	13.56p
Total	6.61p	6.29p	19.85p
Dividends declared and paid in reporting period:
Current year interim dividend	-	-	6.29p
Second interim / final dividend for prior year	13.56p	12.91p	12.91p
Total	13.56p	12.91p	19.20p

Dividends are recorded in the period in which they are declared. The first interim dividend for the year ended 31 December 2009 of 6.29 pence per ordinary share was paid to eligible shareholders on 24 September 2009 and the second interim dividend of 13.56 pence per ordinary share for the same period was paid to eligible shareholders on 27 May 2010.

The 2010 interim dividend of 6.61 pence per ordinary share will be paid on 23 September 2010 in sterling to shareholders on the principal and Irish branch registers at 6.00 p.m. BST on Friday, 20 August 2010 (the "Record Date"), on 24 September 2010 in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30 p.m. Hong Kong time on the Record Date ("HK Shareholders"), and on or about 30 September 2010 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited ("CDP") at 5.00 p.m. Singapore time on the Record Date ("SG Shareholders"). The dividend payable to the HK Shareholders will be HK$0.8038 per ordinary share which equates to the sterling value translated at the exchange rate ruling at the close of business on 11 August 2010. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$ will be determined by CDP.

It is intended that shareholders will be able to elect to receive ordinary shares credited as fully paid instead of the interim cash dividend under the terms of the Company's scrip dividend scheme. The dividend will distribute an estimated £168 million of shareholders' funds.

O     Group statement of financial position analysis

(i)    Group statement of financial position

To explain more comprehensively the assets and liabilities of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by segment and type of business.

The analysis is shown below for the Group statement of financial position by operating segment at 30 June 2010.

	Insurance operations			Total insurance operations	Asset management operations (note P(iv))	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun 2010 Group total	30 Jun 2009 Group total	31 Dec 2009 Group total
	UK	US	Asia
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill (note R)	-	-	235	235	1,230	-	-	1,465	1,310	1,310
Deferred acquisition costs and other intangible assets (note S)	128	2,950	942	4,020	8	-	-	4,028	4,045	4,049
Total	128	2,950	1,177	4,255	1,238	-	-	5,493	5,355	5,359
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	124	-	-	124	-	-	-	124	159	124
Deferred acquisition costs and other intangible assets	8	-	102	110	-	-	-	110	111	106
Total	132	-	102	234	-	-	-	234	270	230
Total	260	2,950	1,279	4,489	1,238	-	-	5,727	5,625	5,589
Deferred tax assets (note L)	253	1,828	96	2,177	133	381	-	2,691	2,149	2,708
Other non investment and non-cash assets	4,690	1,409	992	7,091	884	4,178	(5,801)	6,352	5,608	5,425

Investments of long term business and other operations:
Investment properties	11,322	27	11	11,360	-	-	-	11,360	10,479	10,905
Investments accounted for using the equity method	4	-	5	9	-	-	-	9	6	6
Financial investments:
Loans (note U)	2,214	4,537	1,383	8,134	1,453	-	-	9,587	8,613	8,754
Equity securities and portfolio holdings in unit trusts	34,668	24,629	12,323	71,620	155	-	-	71,775	56,069	69,354
Debt securities (note V)	72,072	27,371	12,425	111,868	1,466	-	-	113,334	89,399	101,751
Other investments	4,323	1,684	427	6,434	195	139	-	6,768	6,085	5,132
Deposits	8,401	359	952	9,712	54	-	-	9,766	8,806	12,820
Total Investments	133,004	58,607	27,526	219,137	3,323	139	-	222,599	179,457	208,722
Properties held-for sale	-	3	-	3	-	-	-	3	5	3
Cash and cash equivalents	3,128	153	1,010	4,291	1,076	673	-	6,040	6,542	5,307
Total assets	141,335	64,950	30,903	237,188	6,654	5,371	(5,801)	243,412	199,386	227,754

	Insurance operations			Total insurance operations	Asset management operations (note P(iv))	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun 2010 Group total	30 Jun 2009 Group total	31 Dec 2009 Group total
	UK	US	Asia
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	1,937	3,905	1,992	7,834	1,711	(2,384)	-	7,161	4,720	6,271
Non-controlling interests	32	-	2	34	3	-	-	37	29	32
Total equity	1,969	3,905	1,994	7,868	1,714	(2,384)	-	7,198	4,749	6,303
Liabilities
Policyholder liabilities and unallocated surplus of with- profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	118,180	55,253	25,480	198,913	-	-	-	198,913	165,047	186,398
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)	10,014	-	52	10,066	-	-	-	10,066	7,061	10,019
Total policyholder liabilities and unallocated surplus of with-profits funds	128,194	55,253	25,532	208,979	-	-	-	208,979	172,108	196,417
Core structural borrowings of shareholder financed operations:
Subordinated debt	-	-	-	-	-	2,767	-	2,767	2,198	2,691
Other	-	166	-	166	-	549	-	715	701	703
Total (note X)	-	166	-	166	-	3,316	-	3,482	2,899	3,394
Operational borrowings attributable to shareholder financed operations (note Y)	159	171	195	525	143	2,566	-	3,234	2,855	2,751
Borrowings attributable to with-profits operations (note Y)	1,313	-	-	1,313	-	-	-	1,313	1,349	1,284
Deferred tax liabilities (note L)	1,283	2,254	425	3,962	5	148	-	4,115	2,651	3,872
Other non-insurance liabilities	8,417	3,201	2,757	14,375	4,792	1,725	(5,801)	15,091	12,775	13,733
Total liabilities	139,366	61,045	28,909	229,320	4,940	7,755	(5,801)	236,214	194,637	221,451
Total equity and liabilities	141,335	64,950	30,903	237,188	6,654	5,371	(5,801)	243,412	199,386	227,754

(ii)  Group statement of financial position - additional analysis by type of business

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun 2010 Group total	30 Jun 2009 Group total	31 Dec 2009 Group total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill (note R)	-	-	235	1,230	-	-	1,465	1,310	1,310
Deferred acquisition costs and other intangible assets (note S)	-	-	4,020	8	-	-	4,028	4,045	4,049
Total	-	-	4,255	1,238	-	-	5,493	5,355	5,359
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	124	-	-	-	-	-	124	159	124
Deferred acquisition costs and other intangible assets	110	-	-	-	-	-	110	111	106
Total	234	-	-	-	-	-	234	270	230
Total	234	-	4,255	1,238	-	-	5,727	5,625	5,589
Deferred tax assets (note L)	113	-	2,064	133	381	-	2,691	2,149	2,708
Other non-investment and non-cash assets	2,448	807	3,836	884	4,178	(5,801)	6,352	5,608	5,425
Investments of long term business and other operations:
Investment properties	9,169	717	1,474	-	-	-	11,360	10,479	10,905
Investments accounted for using the equity method	-	-	9	-	-	-	9	6	6
Financial investments:
Loans (note U)	2,072	-	6,062	1,453	-	-	9,587	8,613	8,754
Equity securities and portfolio holdings in unit trusts	27,119	43,875	626	155	-	-	71,775	56,069	69,354
Debt securities (note V)	51,888	8,325	51,655	1,466	-	-	113,334	89,399	101,751
Other investments	4,153	90	2,191	195	139	-	6,768	6,085	5,132
Deposits	6,703	807	2,202	54	-	-	9,766	8,806	12,820
Total Investments	101,104	53,814	64,219	3,323	139	-	222,599	179,457	208,722
Properties held-for-sale	-	-	3	-	-	-	3	5	3
Cash and cash equivalents	2,140	1,292	859	1,076	673	-	6,040	6,542	5,307
Total assets	106,039	55,913	75,236	6,654	5,371	(5,801)	243,412	199,386	227,754

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun 2010 Group total	30 Jun 2009 Group total	31 Dec 2009 Group total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	-	-	7,834	1,711	(2,384)	-	7,161	4,720	6,271
Non-controlling interests	32	-	2	3	-	-	37	29	32
Total equity	32	-	7,836	1,714	(2,384)	-	7,198	4,749	6,303
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	87,740	54,602	56,571	-	-	-	198,913	165,047	186,398
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)	10,066	-	-	-	-	-	10,066	7,061	10,019
Total policyholder liabilities and unallocated surplus of with-profits funds	97,806	54,602	56,571	-	-	-	208,979	172,108	196,417
Core structural borrowings of shareholder-financed operations:
Subordinated debt	-	-	-	-	2,767	-	2,767	2,198	2,691
Other	-	-	166	-	549	-	715	701	703
Total (note X)	-	-	166	-	3,316	-	3,482	2,899	3,394
Operational borrowings attributable to shareholder financed operations (note Y)	-	-	525	143	2,566	-	3,234	2,855	2,751
Borrowings attributable to with-profits operations (note Y)	1,313	-	-	-	-	-	1,313	1,349	1,284
Deferred tax liabilities (note L)	1,226	12	2,724	5	148	-	4,115	2,651	3,872
Other non-insurance liabilities	5,662	1,299	7,414	4,792	1,725	(5,801)	15,091	12,775	13,733
Total liabilities	106,007	55,913	67,400	4,940	7,755	(5,801)	236,214	194,637	221,451
Total equity and liabilities	106,039	55,913	75,236	6,654	5,371	(5,801)	243,412	199,386	227,754

P     Statement of financial position

(i)    UK insurance operations

Overview

•  In order to reflect the different types of UK business and fund structure, the statement of financial position of the UK insurance operations analyses assets and liabilities between those of the Scottish Amicable

   Insurance Fund (SAIF), the PAC with-profits sub-fund (WPSF), unit-linked assets and liabilities and annuity and other long-term business (see table below).

•  £90 billion of the £133 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

		PAC with-profits sub-fund (WPSF) (note (i))			Other funds and subsidiaries
	Scottish Amicable Insurance Fund (note (ii))	Excluding Prudential Annuities Limited	Prudential Annuities Limited (note (iii))	Total (note (iv))	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun 2010 Total	30 Jun 2009 Total	31 Dec 2009 Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets (note S)	-	-	-	-	-	128	128	128	132	127
	-	-	-	-	-	128	128	128	132	127
Intangible assets attributable to PAC with-profits fund:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	124	-	124	-	-	-	124	159	124
Deferred acquisition costs	1	7	-	7	-	-	-	8	13	9
	1	131	-	131	-	-	-	132	172	133
Total	1	131	-	131	-	128	128	260	304	260
Deferred tax assets	2	104	7	111	-	140	140	253	385	292
Other non-investment and non-cash assets	495	1,280	300	1,580	627	1,988	2,615	4,690	4,081	3,074
Investments of long-term business and other operations:
Investment properties	740	7,739	690	8,429	717	1,436	2,153	11,322	10,455	10,861
Investments accounted for using the equity method	-	-	-	-	-	4	4	4	-	4
Financial investments
Loans (note U)	136	912	141	1,053	-	1,025	1,025	2,214	1,689	1,815
Equity securities and portfolio holdings in unit trusts	2,637	20,231	226	20,457	11,538	36	11,574	34,668	32,853	37,051
Debt securities (note V)	4,930	28,061	12,907	40,968	5,628	20,546	26,174	72,072	59,231	67,772
Other investments (note (v))	354	3,489	180	3,669	67	233	300	4,323	4,216	3,630
Deposits	704	5,415	557	5,972	523	1,202	1,725	8,401	7,668	11,557
Total investments	9,501	65,847	14,701	80,548	18,473	24,482	42,955	133,004	116,112	132,690
Properties held-for-sale	-	-	-	-	-	-	-	-	5	-
Cash and cash equivalents	204	1,533	53	1,586	1,060	278	1,338	3,128	2,873	2,265
Total assets	10,203	68,895	15,061	83,956	20,160	27,016	47,176	141,335	123,760	138,581

		PAC with-profits sub-fund (WPSF) (note (i))			Other funds and subsidiaries
	Scottish Amicable Insurance Fund (note (ii))	Excluding Prudential Annuities Limited	Prudential Annuities Limited (note (iii))	Total (note (iv))	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun 2010 Total	30 Jun 2009 Total	31 Dec 2009 Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	-	-	-	-	-	1,937	1,937	1,937	1,749	1,939
Non-controlling interests	-	32	-	32	-	-	-	32	26	28
Total equity	-	32	-	32	-	1,937	1,937	1,969	1,775	1,967
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	9,626	55,571	12,433	68,004	19,456	21,094	40,550	118,180	105,369	116,229
Unallocated surplus of with-profits funds (reflecting application of 'realistic' provisions for UK regulated with-profits funds) (note (vi))	-	8,306	1,708	10,014	-	-	-	10,014	7,015	9,966
Total	9,626	63,877	14,141	78,018	19,456	21,094	40,550	128,194	112,384	126,195
Operational borrowings attributable to shareholder-financed operations	-	-	-	-	-	159	159	159	28	158
Borrowings attributable to with-profits funds (note Y)	118	1,195	-	1,195	-	-	-	1,313	1,349	1,284
Deferred tax liabilities	56	663	210	873	-	354	354	1,283	1,198	1,606
Other non-insurance liabilities	403	3,128	710	3,838	704	3,472	4,176	8,417	7,026	7,371
Total liabilities	10,203	68,863	15,061	83,924	20,160	25,079	45,239	139,366	121,985	136,614
Total equity and liabilities	10,203	68,895	15,061	83,956	20,160	27,016	47,176	141,335	123,760	138,581

Notes

(i)      For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.5% of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii)     SAIF is a separate sub-fund within the PAC long-term business fund.

(iii)    Wholly-owned subsidiary of the PAC WPSF that writes annuity business.

(iv)    Excluding policyholder liabilities of the Hong Kong branch of PAC.

(v)     Other investments comprise:

	30 Jun 2010	30 Jun 2009	31 Dec 2009
	£m	£m	£m
Derivative assets*	1,370	1,819	910
Partnerships in investment pools and other**	2,953	2,397	2,720
	4,323	4,216	3,630

* In the UK, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient portfolio management. After derivative liabilities of £868 million (30 June 2009: £583 million; 31 December 2009: £709 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £502 million (30 June 2009: £1,236 million; 31 December 2009: £201 million).

** Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily venture fund investments and investment in property funds and limited partnerships.

(vi)    Unallocated surplus of with-profits funds

         Prudential's long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group's Asian operations, subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group's long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the Board of Directors. The shareholders' share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

         The unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments.

(ii)   US insurance operations

	30 Jun 2010			30 Jun 2009			31 Dec 2009
	Variable annuity separate account assets and liabilities (note (i))					Total		Fixed annuity, GIC and other business (note (i))
		Fixed annuity, GIC and other business (note (i))	Total	Variable annuity separate account assets and liabilities (note (i))	Fixed annuity GIC and other business (note (i))		Variable annuity separate account assets and liabilities (note (i))		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs (note S)	-	2,950	2,950	-	3,259	3,259	-	3,092	3,092
Total	-	2,950	2,950	-	3,259	3,259	-	3,092	3,092
Deferred tax assets	-	1,828	1,828	-	1,363	1,363	-	1,944	1,944
Other non-investment and non-cash assets	-	1,409	1,409	-	1,315	1,315	-	1,404	1,404
Investments of long-term business and other operations:
Investment properties	-	27	27	-	12	12	-	33	33
Financial investments:
Loans (note U)	-	4,537	4,537	-	4,295	4,295	-	4,319	4,319
Equity securities and portfolio holdings in unit trusts	24,291	338	24,629	14,512	472	14,984	20,639	345	20,984
Debt securities (notes V and W)	-	27,371	27,371	-	20,896	20,896	-	22,831	22,831
Other investments (note (ii))	-	1,684	1,684	-	1,103	1,103	-	955	955
Deposits	-	359	359	-	577	577		454	454
Total investments	24,291	34,316	58,607	14,512	27,355	41,867	20,639	28,937	49,576
Properties held-for-sale	-	3	3				-	3	3
Cash and cash equivalents	-	153	153	-	343	343	-	340	340
Total assets	24,291	40,659	64,950	14,512	33,635	48,147	20,639	35,720	56,359
Equity and liabilities
Equity
Shareholders' equity	-	3,905	3,905	-	2,046	2,046	-	3,011	3,011
Non-controlling interests	-	-	-	-	-	-	-	-	-
Total equity	-	3,905	3,905	-	2,046	2,046	-	3,011	3,011
Liabilities
Policyholder liabilities:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	24,291	30,962	55,253	14,512	26,980	41,492	20,639	27,672	48,311
Total	24,291	30,962	55,253	14,512	26,980	41,492	20,639	27,672	48,311
Core structural borrowings of shareholder-financed operations	-	166	166	-	152	152	-	154	154
Operational borrowings attributable to shareholder-financed operations	-	171	171	-	297	297	-	203	203
Deferred tax liabilities	-	2,254	2,254	-	1,075	1,075	-	1,858	1,858
Other non-insurance liabilities	-	3,201	3,201	-	3,085	3,085	-	2,822	2,822
Total liabilities	24,291	36,754	61,045	14,512	31,589	46,101	20,639	32,709	53,348
Total equity and liabilities	24,291	40,659	64,950	14,512	33,635	48,147	20,639	35,720	56,359

Notes

(i)      Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

(ii)     Other investments comprise:

	30 Jun 2010	30 Jun 2009	31 Dec 2009
	£m	£m	£m
Derivative assets*	1,162	652	519
Partnerships in investment pools and other**	522	451	436
	1,684	1,103	955

* In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management to match liabilities under annuity policies, and for certain equity-based product management activities. After taking account of the derivative liability of £618 million (30 June 2009: £561 million; 31 December 2009: £461 million), which is also included in the statement of financial position, the derivative position for US operations is a net asset of £544 million (30 June 2009: £91 million; 31 December 2009: £58 million).

** Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii)     Results and movements in shareholders' equity

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Operating profits based on longer-term investment returns (note C)	450	217	459
Short-term fluctuations in investment returns (note F)	(120)	165	27
Profit before shareholder tax	330	382	486
Tax (note L)	(94)	(176)	102
Profit for the period	236	206	588

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Profit for the period (as above)	236	206	588
Items recognised in other comprehensive income:
Exchange movements	252	(278)	(231)
Unrealised valuation movements on securities classified as available-for sale:
Unrealised holding gains arising during the year	1,123	662	2,249
Add back losses included in the income statement	21	146	420
Total unrealised valuation movements	1,144	808	2,669
Related change in amortisation of deferred income and acquisition costs (note S)	(510)	(235)	(1,069)
Related tax	(215)	(150)	(557)
Total other comprehensive income	671	145	812
Total comprehensive income for the period	907	351	1,400
Dividends and interest payments to central companies	(13)	(3)	(87)
Net increase in equity	894	348	1,313
Shareholders' equity at beginning of period	3,011	1,698	1,698
Shareholders' equity at end of period	3,905	2,046	3,011

(iii)    Asian insurance operations

	30 Jun 2010				30 Jun 2009				31 Dec 2009
	With-profits business (note (i))	Unit-linked assets and liabilities	Other	Total	With-profits business (note (i))	Unit-linked assets and liabilities	Other	Total	With-profits business (note (i))	Unit-linked assets and liabilities	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	-	-	235	235	-	-	80	80	-	-	80	80
Deferred acquisition costs and other intangible assets (note S)	-	-	942	942	-	-	648	648	-	-	822	822
Total	-	-	1,177	1,177	-	-	728	728	-	-	902	902
Intangible assets attributable to with-profit funds:
Deferred acquisition costs and other intangible assets	102	-	-	102	98	-	-	98	97	-	-	97
Deferred tax assets	-	-	96	96	8	-	93	101	-	-	132	132
Other non-investment and non-cash assets	373	180	439	992	320	102	1,044	1,466	234	83	563	880
Investments of long-term business and other operations:
Investment properties	-	-	11	11	-	-	12	12	-	-	11	11
Investment accounted for using the equity method	-	-	5	5					-	-	2	2
Financial investments:
Loans (note U)	883	-	500	1,383	716	47	332	1,095	781	27	399	1,207
Equity securities and portfolio holdings in unit trusts	4,025	8,046	252	12,323	2,844	5,212	104	8,160	3,691	7,224	267	11,182
Debt securities (note V)	5,990	2,697	3,738	12,425	4,326	1,982	1,986	8,294	4,988	2,462	2,534	9,984
Other investments	130	23	274	427	55	80	56	191	73	44	141	258
Deposits	27	284	641	952	34	233	272	539	14	196	536	746
Total investments	11,055	11,050	5,421	27,526	7,975	7,554	2,762	18,291	9,547	9,953	3,890	23,390
Cash and cash equivalents	350	232	428	1,010	396	298	448	1,142	225	235	377	837
Total assets	11,880	11,462	7,561	30,903	8,797	7,954	5,075	21,826	10,103	10,271	5,864	26,238
Equity and liabilities
Equity
Shareholders' equity	-	-	1,992	1,992	-	-	1,576	1,576	-	-	1,462	1,462
Non-controlling interests	-	-	2	2	-	-	2	2	-	-	1	1
Total equity	-	-	1,994	1,994	-	-	1,578	1,578	-	-	1,463	1,463
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	10,110	10,855	4,515	25,480	7,988	7,509	2,689	18,186	8,808	9,717	3,333	21,858
Unallocated surplus of with-profits funds	52	-	-	52	46	-	-	46	53	-	-	53
Total	10,162	10,855	4,515	25,532	8,034	7,509	2,689	18,232	8,861	9,717	3,333	21,911
Operational borrowings attributable to shareholders- financed operations	-	-	195	195	-	-	133	133	-	-	210	210
Deferred tax liabilities	297	12	116	425	226	-	126	352	266	12	106	384
Other non-insurance liabilities	1,421	595	741	2,757	537	445	549	1,531	976	542	752	2,270
Total liabilities	11,880	11,462	5,567	28,909	8,797	7,954	3,497	20,248	10,103	10,271	4,401	24,775
Total equity and liabilities	11,880	11,462	7,561	30,903	8,797	7,954	5,075	21,826	10,103	10,271	5,864	26,238

Notes

(i)         The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the with-profits operations of Hong Kong, Malaysia and Singapore. Assets and liabilities of other participating business are included in the column for 'other business'.

(iv)  Asset management operations

	M&G	US	Asia	Total 30 Jun 2010	Total 30 Jun 2009	Total 31 Dec 2009
	£m	£m	£m	£m	£m	£m
Assets
Intangible assets:
Goodwill	1,153	16	61	1,230	1,230	1,230
Deferred acquisition costs	8	-	-	8	6	8
Total	1,161	16	61	1,238	1,236	1,238
Other non-investment and non-cash assets	733	177	107	1,017	897	850
Financial investments:
Loans (note U)	1,453	-	-	1,453	1,534	1,413
Equity securities and portfolio holdings in unit trusts	146	-	9	155	72	137
Debt securities (note V)	1,450	-	16	1,466	978	1,164
Other investments (note (iii))	189	2	4	195	358	113
Deposits	37	3	14	54	22	63
Total financial investments	3,275	5	43	3,323	2,964	2,890
Cash and cash equivalents (note (iii))	925	36	115	1,076	1,546	970
Total assets	6,094	234	326	6,654	6,643	5,948
Equity and liabilities
Equity
Shareholders' equity (note (i))	1,343	127	241	1,711	1,637	1,659
Non-controlling interests	3	-	-	3	1	3
Total equity	1,346	127	241	1,714	1,638	1,662
Liabilities
Intra-group debt represented by operational borrowings at Group level (note (ii))	2,564	-	-	2,564	2,392	2,038
Net asset value attributable to external holders of consolidated funds (note (iii))	398	-	-	398	524	410
Other non-insurance liabilities	1,786	107	85	1,978	2,089	1,838
Total liabilities	4,748	107	85	4,940	5,005	4,286
Total equity and liabilities	6,094	234	326	6,654	6,643	5,948

Notes

(i)      M&G shareholders' equity includes equity in respect of Prudential Capital.

(ii)     Intra Group debt represented by operational borrowings at Group level

         Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise £2,312 million (30 June 2009: £2,385 million; 31 December 2009: £2,031 million) of commercial paper and £252 million (30 June 2009: £7 million; 31 December 2009: £7 million) of medium-term notes.

(iii)    Consolidated investment funds

         The M&G statement of financial position shown above includes investment funds which are managed on behalf of third parties. In respect of these funds, the statement of financial position includes cash and cash equivalents of £247 million, £164 million of other investments, £(13) million of other net assets and liabilities and net asset value attributable to external unit holders of £398 million which are non-recourse to M&G and the Group.

Q     Acquisition of United Overseas Bank Life Assurance Limited

On 1 February 2010, the Group acquired from United Overseas Bank (UOB) its 100 per cent interest in UOB Life Assurance Limited in Singapore for total cash consideration, after post-completion adjustments currently estimated at SGD67 million (£32 million), of SGD495 million (£220 million). The acquisition offers new profitable growth opportunities in Asia. As part of the transaction the Group also entered into a long-term strategic partnership to develop a major regional bancassurance business with UOB.

In addition to the amounts above the Group incurred £2 million of acquisition-related costs (excluding integration costs). These have been excluded from the consideration transferred and have been recognised as an expense in the period, in the condensed consolidated income statement. This amount has been excluded from operating profit based on longer-term investment returns.

Goodwill arising on acquisition

£m
Cash consideration	220
Less: fair value of identifiable net assets acquired	(75)
Goodwill arising on acquisition	145

Goodwill arose in the acquisition of UOB Life Assurance Limited in Singapore because the acquisition included revenue and cost synergies. These assets could not be separately recognised from goodwill because they are not capable of being separated from the Group and sold, transferred, licensed, rented or exchanged, either individually or together with any related contracts and did not arise from contractual or other legal rights.

None of the goodwill arising on this transaction is expected to be deductible for tax purposes.

Assets acquired and liabilities assumed at the date of acquisition

£m
Assets:
Intangible assets attributable to shareholders: Present value of acquired in-force business	2
Other non-investment and non-cash assets	22
Investments of long-term business and other operations	1,004
Cash and cash equivalents	89
Total assets	1,117

Liabilities:
Policyholder liabilities and unallocated surplus of with-profit funds: Contract liabilities	968
Other non-insurance liabilities	74
Total liabilities	1,042
Fair value of identifiable net assets acquired	75

Total assets include loans and receivables with a fair value of £15 million. This value represents the gross contractual amount and all amounts are expected to be collected.

Impact of acquisition on the results of the Group

Included in the Group's consolidated profit before tax for the period is £8 million attributable to UOB Life Assurance Limited in Singapore. Consolidated revenue, including investment returns, for the period includes £50 million in respect of UOB Life Assurance Limited in Singapore.

Had the acquisition been effected at 1 January 2010, the revenue and profit of the Group from continuing operations for the six months ended 30 June 2010 would not have been materially different.

R     Goodwill attributable to shareholders

	30 June 2010 £m	30 Jun 2009 £m	31 Dec 2009 £m
Cost
At the beginning of the period	1,430	1,461	1,461
Disposal of Taiwan Agency business	-	(44)	(44)
Additional consideration paid on previously acquired businesses	-	13	13
Acquisition of UOB Life Assurance Limited in Singapore (note Q)	145	-	-
Exchange differences	10	-	-
At the end of the period	1,585	1,430	1,430
Aggregate impairment	(120)	(120)	(120)
Net book amount at end of period	1,465	1,310	1,310

S    Deferred acquisition costs and other intangible assets attributable to shareholders

Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the FSA realistic regime, these costs, which vary with, and are primarily related to, the production of new business, are capitalised and amortised against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

The deferral and amortisation of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed business are for individual and group annuity business where the incidence of acquisition costs is negligible.

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	30 Jun 2010	30 Jun 2009	31 Dec 2009
	£m	£m	£m

Deferred acquisition costs relating to insurance and investment management contracts	3,847	3,923	3,930
Present value of acquired in-force business and distribution rights	181	122	119
	4,028	4,045	4,049
Arising in:
UK insurance operations	128	132	127
US insurance operations	2,950	3,259	3,092
Asia insurance operations	942	648	822
Asset management operations	8	6	8
	4,028	4,045	4,049

The movement in the period for deferred acquisition costs and other intangible assets attributable to shareholders of the Group comprises:

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m

Balance at the beginning of the period	4,049	5,349	5,349
Additions	605	468	1,071
Amortisation to income statement	(385)	(447)	(316)
Exchange differences	269	(654)	(550)
Change in shadow DAC	(510)	(235)	(1,069)
DAC movement on sale of Taiwan agency business	-	(436)	(436)
Balance at the end of the period	4,028	4,045	4,049

Of the above, the movement in the period in respect of Jackson and wholly relating to deferred acquisition costs comprises:

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m

Balance at the beginning of the period	3,092	3,962	3,962
Additions	408	294	690
Amortisation to income statement	(257)	(270)	(70)
Exchange differences	217	(492)	(421)
Change in shadow DAC	(510)	(235)	(1,069)
Balance at the end of the period	2,950	3,259	3,092

Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive annuity and life business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality experience is measured by internally developed mortality studies.

Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. Under US GAAP, the grandfathered basis of accounting under IFRS 4, acquisition costs for Jackson's variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees earned on assets covering liabilities to policyholders, and the expected level of future gross profits which depends on the assumed level of future fees.

Under US GAAP the projected gross profits reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent. This is applied to the period end level of separate account equity assets after application of a mean reversion technique that broadly removes the effect of levels of short-term volatility in current market returns. Under the mean reversion technique applied by Jackson, subject to a capping feature, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current year, the 8.4 per cent annual return is applied on average over the eight year period. Projected returns after the next five years are also applied at the 8.4 per cent rate of return. The capping feature in the 8 year mean reversion period, which currently applies due to the very sharp market falls in 2008, is that the projected rates of return for the next five years can be no more than 15 per cent per annum. If Jackson had not applied the mean reversion methodology and had instead applied a constant 8.4 per cent annual return from today's asset values, the impact would be approximately £107 million.

The amortisation charge to the income statement is reflected in the operating profit before equity hedge results, the equity hedge results and short-term fluctuations in investment returns. The amortisation charge to the operating profit before equity hedge results in a reporting period will incorporate an element of acceleration or deceleration that reflects the variance between the actual level of return attained and the assumed level in the mean reversion calculation. In half year 2010 and half year 2009 the element of DAC amortisation charge included in operating profit includes £67 million and £12 million respectively of accelerated amortisation. These amounts reflect asset value shortfalls in the periods compared with the assumed level of 15 per cent for the year. For full year 2009, reflecting the excess of actual returns over the 15 per cent assumed level, the operating profit incorporates a credit for decelerated amortisation of £39 million.

For half year 2010 the separate account net equity return was approximately negative five per cent. The amortisation charge for full year 2010 is sensitive to changes in separate account returns in the second half of the year. For full year 2010, each one per cent divergence of the actual separate account net equity return from the assumed return, is estimated to give rise to a sensitivity for accelerated or decelerated amortisation of approximately £6 million.

In the absence of significant market declines between now and the end of 2011 Jackson would expect to see higher amortisation levels than normal. This would essentially represent a reversal of the mean reversion benefits to date, as highly negative returns from 2008 will no longer be included in the mean reverting returns.

T     Valuation bases for Group assets

The accounting carrying values of the Group's assets reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39, 'Financial Instruments: Recognition and Measurement' as described further below. The basis applied for the assets section of the statement of financial position at 30 June 2010 is summarised below:

	30 Jun 2010			30 Jun 2009			31 Dec 2009
	At fair value	Cost / Amortised cost (note (ii))	Total	At fair value	Cost / Amortised cost (note (ii))	Total	At fair value	Cost / Amortised cost (note (ii))	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Intangible assets attributable to shareholders:
Goodwill (note R)	-	1,465	1,465	-	1,310	1,310	-	1,310	1,310
Deferred acquisition costs and other intangible assets (note S)	-	4,028	4,028	-	4,045	4,045	-	4,049	4,049
Total	-	5,493	5,493	-	5,355	5,355	-	5,359	5,359
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	124	124	-	159	159	-	124	124
Deferred acquisition costs and other intangible assets	-	110	110	-	111	111	-	106	106
Total	-	234	234	-	270	270	-	230	230
Total	-	5,727	5,727	-	5,625	5,625	-	5,589	5,589
Other non-investment and non-cash assets:
Property, plant and equipment	-	382	382	-	428	428	-	367	367
Reinsurers' share of insurance contract liabilities	-	1,369	1,369	-	1,114	1,114	-	1,187	1,187
Deferred tax assets (note L)	-	2,691	2,691	-	2,149	2,149	-	2,708	2,708
Current tax recoverable	-	575	575	-	389	389	-	636	636
Accrued investment income	-	2,559	2,559	-	2,366	2,366	-	2,473	2,473
Other debtors	-	1,467	1,467	-	1,311	1,311	-	762	762
Total	-	9,043	9,043	-	7,757	7,757	-	8,133	8,133
Investments of long-term business and other operations:
Investment properties	11,360	-	11,360	10,479	-	10,479	10,905	-	10,905
Investments accounted for using the equity method	-	9	9	-	6	6	-	6	6
Financial investments:
Loans (notes (iii) and U)	251	9,336	9,587	-	8,613	8,613	-	8,754	8,754
Equity securities and portfolio holdings in unit trusts (note (iii))	71,775	-	71,775	56,069	-	56,069	69,354	-	69,354
Debt securities (notes (iii) and V)	113,334	-	113,334	89,399	-	89,399	101,751	-	101,751
Other investments (note (iii))	6,768	-	6,768	6,085	-	6,085	5,132	-	5,132
Deposits (note (i))	-	9,766	9,766	-	8,806	8,806	-	12,820	12,820
Total	203,488	19,111	222,599	162,032	17,425	179,457	187,142	21,580	208,722
Properties held for sale	3	-	3	5	-	5	3	-	3
Cash and cash equivalents (note (i))	-	6,040	6,040	-	6,542	6,542	-	5,307	5,307
Total assets	203,491	39,921	243,412	162,037	37,349	199,386	187,145	40,609	227,754
Percentage of Group total assets	84%	16%	100%	81%	19%	100%	82%	18%	100%

Notes

(i)      Under IAS 39, deposits and cash and cash equivalents are classified as loans and receivables and carried at amortised cost in the statement of financial position. There is no difference between their carrying values and fair values. Including these amounts as being at their fair values, the percentage of the Group's total assets held on the statement of financial position which were at fair value at 30 June 2010 was 90 per cent (30 June 2009: 89 per cent; 31 December 2009: 90 per cent).

(ii)     Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers' share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

(iii)    These assets comprise financial instruments requiring fair value valuation under IAS 39 with a value of £192.1 billion (30 June 2009: £151.6 billion; 31 December 2009: £176.2 billion).

Determination of fair value

The fair values of the financial assets and liabilities as shown on the tables below have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques. Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realised in immediate settlement of the financial instrument.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices. In accordance with the Group's risk management framework, all internally generated valuations are subject to assessment against external counterparties' valuations.

The fair value of borrowings attributable to with-profits funds is based on quoted market prices.

Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

The table below includes financial instruments carried at fair value analysed by level of the IFRS 7 defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

The classification criteria and its application to Prudential can be summarised as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 1 principally includes exchange listed equities, mutual funds with quoted prices, exchange traded derivatives such as futures and options, and national government bonds unless there is evidence that trading in a given instrument is so infrequent that the market could not possibly be considered active. It also includes other financial instruments (including net assets attributable to unit holders of consolidated unit trusts and similar funds) where there is clear evidence that the year end valuation is based on a traded price in an active market.

Level 2 - inputs other than quoted prices included within level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 2 principally includes corporate bonds and other non-national government debt securities which are valued using observable inputs, together with over-the-counter derivatives such as forward exchange contracts and non-quoted investment funds valued with observable inputs. It also includes net assets attributable to unitholders of consolidated unit trusts and similar funds and investment contract liabilities that are valued using observable inputs.

The nature of Prudential's operations in the US and the UK mean that a significant proportion of the assets backing non-linked shareholder backed business are held in corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing providers in the US and third party broker quotes in the UK and Asia either directly or via third parties such as IDC or Bloomberg. Such assets have generally been classified as level 2 as the nature of broker quotations means that it does not strictly meet the definition of a level 1 asset. However these valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

In addition level 2 includes debt securities that are valued internally using standard market practices. Of the total level 2 debt securities of £87,440 million at 30 June 2010 (31 December 2009: £83,301 million), £6,862 million are valued internally (31 December 2009: £6,426 million). The majority of such securities use matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities on a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

Level 3 - Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Level 3 principally includes investments in private equity funds, investments in property funds which are exposed to bespoke properties or risks investments which are internally valued or subject to a significant number of unobservable assumptions and certain derivative's which are bespoke or long dated. It also includes debt securities which are rarely traded or traded only in privately negotiated transactions and hence where it is difficult to assert that these have been based on observable market data. The inherent nature of the vast majority of these assets means that, in normal market conditions, there is unlikely to be significant change in the specific underlying assets classified as level 3.

At 30 June 2010 the Group held £4,570 million (31 December 2009: £5,190 million), three per cent of the fair valued financial instruments (31 December 2009: three per cent), within level 3. Of these amounts £3,698 million (31 December: £3,510 million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments. Total level 3 assets represented 3.9 per cent of the total assets of the participating funds at 30 June 2010 (31 December 2009: 3.7 per cent). Total level 3 liabilities at 30 June 2010 were £394 million out of total participating fund liabilities of £106,007 million (31 December 2009: £348 million out of £104,817 million).

Of the £892 million level 3 fair valued financial investments at 30 June 2010 (31 December 2009: £1,684 million), net of derivative liabilities which support non-linked shareholder-backed business (1.4 per cent of the total financial investments net of derivative liabilities backing this business) (31 December 2009: 3.0 per cent), £817 million are externally valued and £75 million are internally valued (31 December 2009: £1,653 million and £31 million respectively). Internal valuations, which represent 0.12 per cent of the total financial investments net of derivative liabilities supporting non-linked shareholder-backed business at 30 June 2010 (31 December 2009: 0.06 per cent), are inherently more subjective than external valuations.

	30 Jun 2010
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
With-profits
Equity securities and portfolio holdings in unit trusts	25,655	988	476	27,119
Debt securities	10,975	39,707	1,206	51,888
Other investments (including derivative assets)	64	1,679	2,410	4,153
Derivative liabilities	(136)	(589)	(27)	(752)
Total financial investments net of derivative liabilities	36,558	41,785	4,065	82,408
Borrowing attributable to the with-profits fund held at fair value	-	(88)	-	(88)
Investment contract liabilities without discretionary participation feature held at fair value	-	-	-	-
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(384)	(273)	(367)	(1,024)
Total	36,174	41,424	3,698	81,296
Percentage of total	44%	51%	5%	100%
Unit-linked and variable annuity
Equity securities and portfolio holdings in unit trusts	43,810	65	-	43,875
Debt securities	3,617	4,683	25	8,325
Other investments (including derivative assets)	21	69	-	90
Derivative liabilities	-	-	-	-
Total financial investments net of derivative liabilities	47,448	4,817	25	52,290
Investment contract liabilities without discretionary participation features held at fair value	-	(12,547)	-	(12,547)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,159)	-	-	(1,159)
Total	46,289	(7,730)	25	38,584
Percentage of total	120%	(20)%	0%	100%
Non-linked shareholder-backed
Loans	-	251	-	251
Equity securities and portfolio holdings in unit trusts	543	41	197	781
Debt securities	9,754	43,050	317	53,121
Other investments (including derivative assets)	203	1,747	575	2,525
Derivative liabilities	(6)	(1,078)	(197)	(1,281)
Total financial investments net of derivative liabilities	10,494	44,011	892	55,397
Investment contract liabilities without discretionary participation features held at fair value	-	(1,316)	-	(1,316)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(122)	(317)	(45)	(484)
Other liabilities	-	(252)	-	(252)
Total	10,372	42,126	847	53,345
Percentage of total	19%	79%	2%	100%

	30 Jun 2010
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Group total
Loans	-	251	-	251
Equity securities and portfolio holdings in unit trusts	70,008	1,094	673	71,775
Debt securities	24,346	87,440	1,548	113,334
Other investments (including derivative assets)	288	3,495	2,985	6,768
Derivative liabilities	(142)	(1,667)	(224)	(2,033)
Total financial investments net of derivative liabilities	94,500	90,613	4,982	190,095
Borrowing attributable to the with-profits fund held at fair value	-	(88)	-	(88)
Investment contract liabilities without discretionary participation features held at fair value	-	(13,863)	-	(13,863)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,665)	(590)	(412)	(2,667)
Other liabilities	-	(252)	-	(252)
Total	92,835	75,820	4,570	173,225
Percentage of total	53%	44%	3%	100%

	31 Dec 2009
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
With-profits
Equity securities and portfolio holdings in unit trusts	28,688	799	475	29,962
Debt securities	7,063	39,051	1,213	47,327
Other investments (including derivative assets)	79	1,199	2,170	3,448
Derivative liabilities	(54)	(504)	(25)	(583)
Total financial investments net of derivative liabilities	35,776	40,545	3,833	80,154
Borrowing attributable to the with-profits fund held at fair value	-	(105)	-	(105)
Investment contract liabilities without discretionary participation feature held at fair value	-	-	-	-
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,354)	(305)	(323)	(1,982)
Total	34,422	40,135	3,510	78,067
Percentage of total	44%	51%	5%	100%
Unit-linked and variable annuity
Equity securities and portfolio holdings in unit trusts	38,616	4	-	38,620
Debt securities	3,283	5,525	40	8,848
Other investments (including derivative assets)	30	80	-	110
Derivative liabilities	-	-	-	-
Total financial investments net of derivative liabilities	41,929	5,609	40	47,578
Investment contract liabilities without discretionary participation features held at fair value	-	(12,242)	-	(12,242)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,324)	(7)	(2)	(1,333)
Total	40,605	(6,640)	38	34,003
Percentage of total	119%	(19)%	0%	100%
Non-linked shareholder-backed
Equity securities and portfolio holdings in unit trusts	557	36	179	772
Debt securities	5,783	38,725	1,068	45,576
Other investments (including derivative assets)	155	787	632	1,574
Derivative liabilities	(20)	(703)	(195)	(918)
Total financial investments net of derivative liabilities	6,475	38,845	1,684	47,004
Investment contract liabilities without discretionary participation features held at fair value	-	(1,598)	-	(1,598)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(110)	(342)	(42)	(494)
Total	6,365	36,905	1,642	44,912
Percentage of total	14%	82%	4%	100%
Group total
Equity securities and portfolio holdings in unit trusts	67,861	839	654	69,354
Debt securities	16,129	83,301	2,321	101,751
Other investments (including derivative assets)	264	2,066	2,802	5,132
Derivative liabilities	(74)	(1,207)	(220)	(1,501)
Total financial investments net of derivative liabilities	84,180	84,999	5,557	174,736
Borrowing attributable to the with-profits fund held at fair value	-	(105)	-	(105)
Investment contract liabilities without discretionary participation features held at fair value	-	(13,840)	-	(13,840)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,788)	(654)	(367)	(3,809)
Total	81,392	70,400	5,190	156,982
Percentage of total	52%	45%	3%	100%

U     Loans portfolio

Loans are accounted for at amortised cost net of impairment losses except for certain mortgage loans of the UK insurance operations which have been designated at fair value through profit and loss as this loan portfolio is managed and evaluated on a fair value basis. The amounts included in the statement of financial position are analysed as follows:

	30 Jun 2010	30 Jun 2009	31 Dec 2009
	£m	£m	£m
Insurance operations
UK (note (i))	2,214	1,689	1,815
US (note (ii))	4,537	4,295	4,319
Asia (note (iii))	1,383	1,095	1,207
Asset management operations
M&G (note (iv))	1,453	1,534	1,413
Total	9,587	8,613	8,754

Notes

(i)    UK insurance operations

       The loans of the Group's UK insurance operations of £2,214 million at 30 June 2010 (30 June 2009: £1,689 million; 31 December 2009: £1,815 million) comprise loans held by the PAC with-profits funds of £1,189 million (30 June 2009: £1,065 million; 31 December 2009: £1,106 million) and loans held by shareholder-backed business of £1,025 million (30 June 2009: £624 million; 31 December 2009: £709 million).

       The loans held by the PAC with-profits fund comprise mortgage loans of £197 million, policy loans of £23 million and other loans of £969 million (30 June 2009: £147 million, £26 million and £892 million respectively; 31 December 2009: £145 million, £24 million and £937 million respectively). The mortgage loans are collateralised by properties. Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

        The loans held by the UK shareholder-backed business comprise mortgage loans collateralised by properties of £1,019 million (30 June 2009: £619 million; 31 December 2009: £702 million) and other loans of £6 million (30 June 2009: £5 million; 31 December 2009: £7 million).

(ii)   US insurance operations

       The loans of the Group's US insurance operations of £4,537 million at 30 June 2010 (30 June 2009: £4,295 million; 31 December 2009 £4,319 million) comprise mortgage loans of £3,948 million, policy loans of £573 million and other loans of £16 million (30 June 2009: £3,780 million, £515 million and £nil, respectively 31 December 2009: £3,774 million, £530 million and £15 million, respectively). All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, office, retail and hotel. The breakdown by property type is as follows:

	30 Jun 2010%	30 Jun 2009%	31 Dec 2009%
Industrial	30	33	32
Multi-Family	18	18	18
Office	21	21	20
Retail	20	17	19
Hotels	10	10	10
Other	1	1	1
	100	100	100

The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £7.1 million. The portfolio has a current estimated average loan to value of 72 per cent which provides significant cushion to withstand substantial declines in value.

The policy loans are fully secured by individual life insurance policies or annuity policies.

(iii)    Asian insurance operations

The loans of the Group's Asian insurance operations of £1,383 million at 30 June 2010 (30 June 2009: £1,095 million; 31 December 2009: £1,207 million) comprise mortgage loans of £18 million, policy loans of £497 million and other loans of £868 million (30 June 2009: £4 million, £402 million and £689 million respectively; 31 December 2009: £13 million, £437 million and £757 million respectively). The mortgage and policy loans are secured by properties and life insurance policies respectively.

The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

(iv)     M&G

The M&G loans of £1,453 million (30 June 2009: £1,534 million; 31 December 2009: £1,413 million) relate to loans and receivables managed by Prudential Capital. These assets generally have no external credit ratings available. The internal ratings prepared by the Group's asset management operations as part of the risk management process are £87 million A+ to A- (30 June 2009: £nil; 31 December 2009: £92 million) £907 million BBB+ to BBB- (30 June 2009: £1,013 million; 31 December 2009: £835 million), £315 million BB+ to BB- (30 June 2009: £521 million; 31 December 2009: £330 million), and £144 million B+ to B- (30 June 2009: £nil; 31 December 2009: £156 million).

V     Debt securities portfolio

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 30 June 2010 provided in the notes below.

	30 Jun 2010	30 Jun 2009	31 Dec 2009
	£m	£m	£m
Insurance operations
UK (note (i))	72,072	59,231	67,772
US (note (ii))	27,371	20,896	22,831
Asia (note (iii))	12,425	8,294	9,984
Asset management operations (note (iv))	1,466	978	1,164
Total	113,334	89,399	101,751

(i)   UK insurance operations

		PAC-with profits sub-fund			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited	Prudential Annuities Limited	Total	Unit-linked assets and liabilities	PRIL	Other annuity and long-term business	30 Jun 2010 Total	30 Jun 2009 Total	31 Dec 2009 Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
S&P - AAA	1,322	5,633	3,189	8,822	2,618	5,305	870	18,937	16,571	16,091
S&P - AA+ to AA-	355	2,132	1,132	3,264	592	1,914	246	6,371	5,673	6,472
S&P - A+ to A-	1,149	7,282	3,914	11,196	1,553	6,055	742	20,695	16,359	19,693
S&P - BBB+ to BBB-	1,088	6,923	1,336	8,259	730	2,275	447	12,799	9,141	12,183
S&P - Other	340	2,020	171	2,191	37	137	19	2,724	2,039	2,667
	4,254	23,990	9,742	33,732	5,530	15,686	2,324	61,526	49,783	57,106
Moody's - Aaa	70	354	58	412	6	87	22	597	467	463
Moody's - Aa1 to Aa3	10	97	43	140	-	107	26	283	275	276
Moody's - A1 to A3	27	174	227	401	-	134	15	577	420	801
Moody's - Baa1 to Baa3	62	385	248	633	-	139	27	861	712	815
Moody's - Other	19	190	45	235	-	56	4	314	302	339
	188	1,200	621	1,821	6	523	94	2,632	2,176	2,694
Fitch	30	213	178	391	-	202	33	656	871	1,022
Other	458	2,658	2,366	5,024	92	1,587	97	7,258	6,401	6,950
Total debt securities	4,930	28,061	12,907	40,968	5,628	17,998	2,548	72,072	59,231	67,772

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. Of the £7,258 million total debt securities held at 30 June 2010 (30 June 2009: £6,401 million; 31 December 2009: £6,950 million) which are not externally rated, £2,289 million were internally rated AAA to A-, £3,529 million were internally rated BBB to B- and £1,440 million were unrated (30 June 2009: £2,190 million, £3,168 million and £1,043 million respectively; 31 December 2009: £2,190 million, £3,445 million and £1,315 million respectively). The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £1,684 million (30 June 2009: £1,366 million; 31 December 2009: £1,503 million) PRIL and other annuity and long-term business investments which are not externally rated, £8 million (30 June 2009: £25 million; 31 December 2009: £15 million) were internally rated AAA, £90 million (30 June 2009: £84 million; 31 December 2009: £88 million) AA, £530 million (30 June 2009: £472 million; 31 December 2009: £495 million) A, £699 million (30 June 2009: £582 million; 31 December 2009: £647 million) BBB, £104 million (30 June 2009: £162 million; 31 December 2009: £123 million) BB and £253 million (30 June 2009: £41 million; 31 December 2009: £135 million) were internally rated B+ and below.

(ii)   US insurance operations

US insurance operations held total debt securities with a carrying value of £27,371 million at 30 June 2010 (30 June 2009: £20,896 million; 31 December 2009: £22,831 million). The table below provides information relating to the credit risk of the aforementioned debt securities.

	30 Jun 2010	30 Jun 2009	31 Dec 2009
Summary	Carrying value	Carrying value	Carrying value
	£m	£m	£m
Corporate and government securities	20,451	14,881	16,455
Residential mortgage-backed securities	3,343	3,414	3,316
Commercial mortgage-backed securities	2,494	1,725	2,104
Other debt securities	1,083	876	956
Total debt securities	27,371	20,896	22,831

The following table summarises the securities detailed above by rating as at 30 June 2010 using Standard and Poor's (S&P), Moody's, Fitch and implicit ratings of RMBS based on NAIC valuations:

	30 Jun 2010	30 Jun 2009	31 Dec 2009
	£m	£m	£m
S&P - AAA	5,600	4,260	3,287
S&P - AA+ to AA-	1,164	624	846
S&P - A+ to A-	6,118	4,108	5,192
S&P - BBB+ to BBB-	8,469	6,781	7,659
S&P - Other	833	1,480	895
	22,184	17,253	17,879
Moody's - Aaa	8	301	273
Moody's - Aa1 to Aa3	34	54	43
Moody's - A1 to A3	247	69	32
Moody's - Baa1 to Baa3	89	79	64
Moody's - Other	66	146	57
	444	649	469
Implicit ratings of RMBS based on NAIC valuations (see below)
NAIC 1	810	-	747
NAIC 2	161	-	105
NAIC 3-6	319	-	473
Total	1,290	-	1,325
Fitch	262	239	281
Other*	3,191	2,755	2,877
Total debt securities	27,371	20,896	22,831

In the table above, with the exception of residential mortgage-backed securities for half year 2010 and full year 2009, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

During the second half of 2009 the National Association of Insurance Commissioners (NAIC) in the US revised the regulatory rating process for more than 20,000 residential mortgage-backed securities. The table above includes these securities, where held by Jackson, using the regulatory rating levels established by an external third party (PIMCO) for half year 2010 and full year 2009.

*The amounts within Other which are not rated by S&P, Moody or Fitch, nor are RMBS securities using the revised regulatory ratings, have the following NAIC classifications:

	30 Jun 2010	30 Jun 2009	31 Dec 2009
	£m	£m	£m
NAIC 1	1,240	1,085	1,102
NAIC 2	1,787	1,583	1,623
NAIC 3-6	164	87	152
	3,191	2,755	2,877

(iii)  Asia insurance operations

	With-profits business	Unit-linked business	Other business	30 Jun 2010	30 Jun 2009	31 Dec 2009
	£m	£m	£m	£m	£m	£m
S&P - AAA	1,940	306	271	2,517	1,723	2,259
S&P - AA+ to AA-	881	563	1,235	2,679	1,414	1,594
S&P - A+ to A-	1,189	91	527	1,807	1,370	1,496
S&P - BBB+ to BBB-	647	114	191	952	615	682
S&P - Other	455	328	577	1,360	590	917
	5,112	1,402	2,801	9,315	5,712	6,948
Moody's - Aaa	117	69	30	216	329	134
Moody's - Aa1 to Aa3	40	53	22	115	156	349
Moody's - A1 to A3	117	20	106	243	65	309
Moody's - Baa1 to Baa3	55	13	35	103	61	40
Moody's - Other	21	-	12	33	438	15
	350	155	205	710	1,049	847
Fitch	33	190	14	237	33	39
Other	495	949	719	2,163	1,500	2,150
Total debt securities	5,990	2,696	3,739	12,425	8,294	9,984

Of the £719 million (30 June 2009: £429 million; 31 December 2009: £517 million) of debt securities for other business which are not rated in the table above, £183 million (30 June 2009: £191 million; 31 December 2009: £225 million) are in respect of government bonds, £334 million (30 June 2009: £139 million; 31 December 2009: £265 million) are in respect of corporate bonds rated as investment grade by local external ratings agencies and £4 million (30 June 2009: £nil; 31 December 2009: £22 million) are structured deposits which are themselves rated but where the specific deposits have not been.

(iv)    Asset Management Operations

Total debt securities for asset management operations of £1,466 million (30 June 2009: £978 million; 31 December 2009: £1,164 million), include £1,450 million (30 June 2009: £966 million; 31 December 2009: £1,149 million) relating to M&G of which £1,353 million (30 June 2009: £923 million; 31 December 2009: £1,072 million) were rated AAA to A- by S&P or Aaa by Moody's.

(v)     Group exposure to holdings in asset-backed securities

The Group's exposure to holdings in asset-backed securities, which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), CDO funds and other asset-backed securities (ABS), at 30 June 2010 is as follows:

	30 Jun 2010 £m	30 Jun 2009 £m	31 Dec 2009 £m
Shareholder-backed operations (excluding assets held in unit-linked funds):
UK insurance operations (note (i))	1,102	911	2,044
US insurance operations (note (ii))	6,921	5,867	6,376
Asian insurance operations (note (iii))	76	14	59
Other operations (note (iv))	360	325	326
	8,459	7,117	8,805
With-profits operations:
UK insurance operations (note (i))	4,682	4,089	6,451
Asian insurance operations (note (iii))	429	261	378
	5,111	4,350	6,829

Total	13,570	11,467	15,634

Notes

(i)     UK insurance operations

The UK insurance operations' exposure to asset-backed securities at 30 June 2010 comprises:

	30 Jun 2010 £m	30 Jun 2009 £m	31 Dec 2009 £m
Shareholder-backed business (30 Jun 2010: 53% AAA, 19% AA)	1,102	911	2,044
With-profits operations (30 Jun 2010: 48% AAA, 12% AA)	4,682	4,089	6,451
Total	5,784	5,000	8,495

All of the £1,102 million (30 June 2009: £911 million; 31 December 2009: £2,044 million) exposure of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. £3,046 million of the £4,682 million (30 June 2009: £2,400 million of the £4,089 million; 31 December 2009: £4,695 million of the £6,451 million) exposure of the with-profits operations relates to exposure to the UK market while the remaining £1,636 million (30 June 2009: £1,689 million; 31 December 2009: £1,756 million) relates to exposure to the US market.

(ii)   US insurance operations

US insurance operations' exposure to asset-backed securities at 30 June 2010 comprises:

	30 Jun 2010 £m	30 Jun 2009 £m	31 Dec 2009 £m
RMBS Sub-prime (30 June 2010: 46% AAA, 6% AA)**	226	155	194
Alt-A (30 June 2010: 17% AAA, 6% AA)	425	415	443
Prime (30 June 2010: 83% AAA, 2% AA)	2,692	2,844	2,679
CMBS (30 June 2010: 33% AAA, 14% AA)	2,494	1,725	2,104
CDO funds (30 June 2010: 7% AAA, 8% AA)*, including £3m exposure to sub-prime	160	207	79
ABS (30 June 2010: 30% AAA, 17% AA), including £nil exposure to sub-prime	924	521	877
Total	6,921	5,867	6,376

* Including the Group's economic interest in Piedmont and other consolidated CDO funds.

** RMBS ratings refer to the ratings implicit within NAIC risk-based capital valuation as described in note F (iii)(b).

(iii)    Asian insurance operations

The Asian insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations.

The £429 million (30 June 2009: £261 million; 31 December 2009: £378 million) asset-backed securities exposure of the Asian with-profit operations comprises:

	30 Jun 2010 £m	30 Jun 2009 £m	31 Dec 2009 £m
RMBS - all without sub-prime exposure	-	31	-
CMBS	113	64	91
CDO funds and ABS	316	166	287
Total	429	261	378

The £429 million (30 June 2009: £261 million; 31 December 2009: £378 million) includes £310 million (30 June 2009: £174 million; 31 December 2009: £228 million) held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and include an amount not owned by the Group with a corresponding liability of £16 million (30 June 2009: £37 million; 31 December 2009: £61 million) on the statement of financial position for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £429 million, 49 per cent (30 June 2009: £261 million, 67 per cent; 31 December 2009: £378 million, 72 per cent) are investment graded by Standard & Poor's.

(iv)    Other operations

         Other operations' exposure to asset-backed securities at 30 June 2010 is held by Prudential Capital and comprises:

	30 Jun 2010 £m	30 Jun 2009 £m	31 Dec 2009 £m
RMBS Prime (94% AAA, 6% AA)	143	78	91
CMBS (32% AAA, 23% AA)	184	187	193
CDO funds and ABS	33	60	42
Total	360	325	326

W   Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position

(i)    Valuation basis

Under IAS 39, unless categorised as 'held to maturity' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or are quoted in markets that are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied.

(ii)   Accounting presentation of gains and losses

With the exception of debt securities of US insurance operations classified as 'available-for-sale' under IAS 39, unrealised value movements on the Group's investments are booked within the income statement. For with-profits operations, such value movements are reflected in changes to asset share liabilities to policyholders or the liability for unallocated surplus. For shareholder-backed operations, the unrealised value movements form part of the total return for the year booked in the profit before tax attributable to shareholders. Separately, as noted elsewhere and in note C and as applied previously, the Group provides an analysis of this profit distinguishing operating profit based on longer-term investment return and short-term fluctuations in investment returns.

However, for debt securities classified as 'available-for-sale', unless impaired, fair value movements are recorded as part of other comprehensive income. Impairments are recorded in the income statement as shown in note F of this announcement. This classification is applied for most of the debt securities of the Group's US insurance operations.

(iii)  Half year 2010 movements in unrealised gains and losses

In half year 2010 there was a movement in the statement of financial position value for these debt securities classified as available-for-sale from a net unrealised gain of £4 million at 31 December 2009 to a net unrealised gain of £1,171 million at 30 June 2010. The gross unrealised gain in the statement of financial position increased from £970 million at 31 December 2009 to £1,692 million at 30 June 2010, while the gross unrealised loss decreased from £966 million at 31 December 2009 to £521 million at 30 June 2010.

These features are included in the table shown below of the movements in the values of available-for-sale securities.

	30 Jun 2010	Changes in unrealised appreciation**	Foreign exchange translation	31 Dec 2009
	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	3,796			8,220
Unrealised loss	(521)	512	(67)	(966)
Fair value (as included in statement of financial position)	3,275			7,254
Assets fair valued at or above book value
Book value*	22,276			14,444
Unrealised gain	1,692	632	90	970
Fair value (as included in statement of financial position)	23,968			15,414
Total
Book value*	26,072			22,664
Net unrealised gain	1,171	1,144	23	4
Fair value (as included in statement of financial position)***	27,243			22,668
Reflected as part of movement in comprehensive income
Movement in unrealised appreciation	1,144			2,669
Exchange movements	23			232
	1,167			2,901
*Book value represents cost/amortised cost of the debt securities

**Translated at the average rate of $1.5253: £1

*** Debt securities for US operations included in the statement of financial position at 30 June 2010 of £27,371 million, and as referred to above comprise £27,243 million for securities classified as available-for-sale, as shown above, and £128 million for securities of consolidated investment funds classified as fair value through profit and loss.

Included within the movement in unrealised valuation losses for the debt securities of Jackson of £512 million was an amount of £59 million relating to the sub-prime and Alt-A securities for which the carrying values at 30 June 2010 are shown in the note below.

(iv)  Securities in unrealised loss position

The following tables show some key attributes of those securities that are in an unrealised loss position at 30 June 2010.

(a)   Fair value of securities as a percentage of book value

The unrealised losses on unimpaired securities in Jackson's statement of financial position are £521 million (31 December 2009: £966 million) relating to assets with fair market value and book value of £3,275 million (31 December 2009: £7,254 million) and £3,796 million (31 December 2009: £8,220 million) respectively. The following table shows the fair value of the securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2010		31 Dec 2009
	Fair value £m	Unrealised loss £m	Fair value £m	Unrealised loss £m
Between 90% and 100%	2,133	(70)	5,127	(169)
Between 80% and 90%	661	(111)	1,201	(203)
Below 80%	481	(340)	926	(594)
	3,275	(521)	7,254	(966)

Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	30 Jun 2010		31 Dec 2009
	Fair value £m	Unrealised loss £m	Fair value £m	Unrealised loss £m
Between 90% and 100%	118	(6)	102	(3)
Between 80% and 90%	95	(16)	160	(28)
Below 80%	103	(48)	159	(88)
	316	(70)	421	(119)

(b)   Unrealised losses by maturity of security

	30 Jun 2010 £m	31 Dec 2009 £m
Less than 1 year	-	-
1 year to 5 years	(13)	(29)
5 years to 10 years	(31)	(127)
More than 10 years	(43)	(92)
Mortgage-backed and other debt securities	(434)	(718)
Total	(521)	(966)

(c)   Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2010			31 Dec 2009
	Non investment grade	Investment grade	Total	Non investment grade	Investment grade	Total
	£m	£m	£m	£m	£m	£m
Less than 6 months	(15)	(6)	(21)	(7)	(51)	(58)
6 months to 1 year	(3)	(4)	(7)	(25)	(59)	(84)
1 year to 2 years	(78)	(24)	(102)	(59)	(234)	(293)
2 years to 3 years	(121)	(68)	(189)	(125)	(199)	(324)
More than 3 years	(105)	(97)	(202)	(35)	(172)	(207)
	(322)	(199)	(521)	(251)	(715)	(966)

At 30 June 2010, the gross unrealised losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealised loss position were £70 million (31 December 2009: £119 million), as shown above in note (a). Of these losses £5 million (31 December 2009: £21 million) relate to securities that have been in an unrealised loss position for less than one year and £65 million (31 December 2009: £98 million) to securities that have been in an unrealised loss position for more than one year.

(d)   Securities whose fair value were below 80 per cent of the book value

As shown in the note (a) above, £340 million of the £521 million of gross unrealised losses at 30 June 2010 (31 December 2009: £594 million of the £966 million of gross unrealised losses) related to securities whose fair value were below 80 per cent of the book value. The analysis of the £340 million (31 December 2009: £594 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	30 Jun 2010		31 Dec 2009
	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Residential mortgage-backed securities
Prime	144	(66)	322	(153)
Alt - A	39	(15)	77	(33)
Sub-prime	64	(33)	82	(55)
	247	(114)	481	(241)
Commercial mortgage-backed securities.	26	(57)	87	(86)
Other asset-backed securities	135	(142)	183	(188)
Total structured securities	408	(313)	751	(515)
Corporates	73	(27)	175	(79)
Total	481	(340)	926	(594)

	30 Jun 2010		31 Dec 2009
Age analysis of fair value being below 80 per cent for the periods indicated	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Less than 3 months	36	(11)	153	(45)
3 months to 6 months	6	(3)	5	(3)
More than 6 months	439	(326)	768	(546)
Total	481	(340)	926	(594)

X     Net core structural borrowings of shareholder-financed operations

	30 Jun 2010	30 Jun 2009	31 Dec 2009
	£m	£m	£m
Core structural borrowings of shareholder-financed operations:
Perpetual subordinated capital securities (Innovative Tier 1(note (i))	1,533	950	1,422
Subordinated notes (Lower Tier 2(note (i))	1,234	1,248	1,269
Subordinated debt total	2,767	2,198	2,691
Senior debt(note (iii)):
2023	300	300	300
2029	249	249	249
Holding company total	3,316	2,747	3,240
Jackson surplus notes (Lower Tier 2(note (i))	166	152	154
Total (per condensed consolidated statement of financial position)(note (iv))	3,482	2,899	3,394
Less: Holding company cash and short-term investments (recorded within the condensed consolidated statement of financial position)(note (ii))	(1,023)	(1,252)	(1,486)
Net core structural borrowings of shareholder-financed operations	2,459	1,647	1,908

Notes

(i) These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA handbook.

(ii) Including central finance subsidiaries.

(iii) The senior debt ranks above subordinated debt in the event of liquidation.

(iv) In addition to the listed debt above, £200 million Floating Rate Notes were issued by Prudential plc in April 2010 which mature in October 2010. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These notes were originally issued in October 2008 and have been reissued upon their maturity. The notes in place at 30 June 2010 were issued in April 2010 and mature in October 2010.

Y     Other borrowings

	30 Jun 2010	30 Jun 2009	31 Dec 2009
	£m	£m	£m
Operational borrowings attributable to shareholder-financed operations
Borrowings in respect of short-term fixed income securities programmes	2,564	2,392	2,038
Non-recourse borrowings of US operations	171	297	203
Other borrowings (note(i))	499	166	510
Total	3,234	2,855	2,751
Borrowings attributable to with-profits operations
Non-recourse borrowings of consolidated investment funds	1,047	1,104	1,016
£100m 8.5% undated subordinated guaranteed bonds of the Scottish Amicable Insurance Fund	100	100	100
Other borrowings (predominantly obligations under finance leases)	166	145	168
Total	1,313	1,349	1,284

Note

(i)      Other borrowings include amounts where repayment to the lender is contingent on future surpluses emerging from certain contracts specified under the arrangement. If sufficient surplus emerges on the contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

Z     Defined benefit pension schemes

The Group liability in respect of defined benefit pension schemes is as follows:

	30 Jun 2010	30 Jun 2009	31 Dec 2009
	£m	£m	£m
Economic position:
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	(120)	(123)	(122)
Attributable to shareholder-backed operations (i.e. shareholders' equity)	(140)	(120)	(128)
Economic deficit	(260)	(243)	(250)
Exclude: investments in Prudential insurance liabilities (offset on consolidation in the Group financial statements against insurance liabilities)	(198)	(161)	(187)
Deficit under IAS 19 included in Provisions in the condensed statement of financial position	(458)	(404)	(437)

The Group business operations operate a number of pension schemes. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). In the UK, the Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G. For all three schemes the projected unit method was used for the most recent full actuarial valuations.

The underlying position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. At 30 June 2010, the investments in Prudential policies comprise £94 million (30 June 2009: £110 million; 31 December 2009: £101 million) for PSPS and £198 million (30 June 2009: £161 million; 31 December 2009: £187 million) for the M&G scheme.

Separately, the economic financial position also includes the effect of the application of IFRIC 14, 'IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. For PSPS, where there are constraints in the trust deed to prevent the company access, the surplus is not recognised and a liability to additional funding is established.

At 30 June 2010, the Group has not recognised the underlying PSPS surplus of £309 million gross of deferred tax (30 June 2009: £492 million; 31 December 2009: £513 million) and has recognised a liability for deficit funding to 30 June 2012 for PSPS of £62 million gross of deferred tax (30 June 2009: £68 million; 31 December 2009: £75 million).

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2008. This valuation demonstrated the scheme to be 106 per cent funded. Although no formal deficit plan was required, an additional funding akin to deficit funding of £25 million per annum was agreed by the Trustees subject to a reassessment when the next valuation is completed. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC life fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions.

The valuation of the Scottish Amicable Pension Scheme as at 31 March 2008 demonstrated the scheme to be 91 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a seven year period were made from July 2009 of £7.3 million per annum. The IAS 19 deficit of the Scottish Amicable Pension Scheme at 30 June 2010 of £154 million (30 June 2009: £150 million; 31 December 2009: £139 million) has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.

The valuation of the M&G pension scheme as at 31 December 2008 was finalised in January 2010 and demonstrated the scheme to be 76 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period are being made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent three years. The IAS 19 deficit of the M&G pension scheme on an economic basis at 30 June 2010 was £44 million (30 June 2009: £24 million; 31 December 2009: £36 million) and is wholly attributable to shareholders.

(i)    Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the period ended 30 June were as follows:

	30 Jun 2010	30 Jun 2009	31 Dec 2009
	%	%	%

Discount rate*	5.4	6.4	5.8
Rate of increase in salaries	5.4	5.6	5.7
Rate of inflation**	3.4	3.6	3.7
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	3.4	3.6	3.7
Guaranteed (maximum 2.5%)	2.5	2.5	2.5
Discretionary	2.5	2.5	2.5
Expected return on plan assets	5.9	4.5	4.5

*    The discount rate has been determined by reference to an "AA" corporate bond index adjusted to allow for the difference in duration between the index and the pension liabilities.

**   The inflation assumption reflects the long-term assumption for the UK Retail Price Index (RPI).

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality, which is broadly based on adjusted versions of the medium cohort projections prepared by the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries.

The tables used for PSPS immediate annuities in payment at 30 June 2010 were:

Male: 108.6 per cent PNMA 00 with medium cohort improvements subject to a floor of 1.75 per cent up to the age of 90, decreasing linearly to zero by age of 120; and

Female: 103.4 per cent PNFA 00 with 75 per cent medium cohort improvements subject to a floor of one per cent up to the age of 90 and decreasing linearly to zero by age of 120.

(ii)   Estimated pension scheme deficit - economic basis

Movements on the pension scheme deficit (determined on the 'economic basis') are as follows, with the effect of the application of IFRIC 14 being shown separately:

	30 Jun 2010
		(Charge) credit to income statement
	Surplus (deficit) in scheme at 1 January 2010	Operating results (based on longer-term investment returns) (note a)	Actuarial and other gains and losses (note b)	Contributions paid	Surplus (deficit) in scheme at 30 June 2010 (note c)
	£m	£m	£m	£m	£m
All schemes underlying position (without the effect of IFRIC 14)
Surplus (deficit)	338	(3)	(265)	44	114
Less: amount attributable to PAC with-profits fund	(285)	(6)	174	(18)	(135)
Shareholders' share:
Gross of tax surplus (deficit)	53	(9)	(91)	26	(21)
Related tax	(15)	2	26	(7)	6
Net of shareholders' tax	38	(7)	(65)	19	(15)
Effect of IFRIC 14
Surplus (deficit)	(588)	(20)	234	-	(374)
Less: amount attributable to PAC with-profits fund	407	15	(167)	-	255
Shareholders' share:
Gross of tax surplus (deficit)	(181)	(5)	67	-	(119)
Related tax	51	2	(20)	-	33
Net of shareholders' tax	(130)	(3)	47	-	(86)
With the effect of IFRIC 14
Surplus (deficit)	(250)	(23)	(31)	44	(260)
Less: amount attributable to PAC with-profits fund	122	9	7	(18)	120
Shareholders' share:
Gross of tax surplus (deficit)	(128)	(14)	(24)	26	(140)
Related tax	36	4	6	(7)	39
Net of shareholders' tax	(92)	(10)	(18)	19	(101)

Notes

(a)    The components of the charge to operating results (gross of allocation of the share attributable to the PAC with-profits fund) are as follows:

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Service cost	(18)	(16)	(34)
Finance (expense) income:
Interest on pension scheme liabilities	(147)	(140)	(277)
Expected return on assets	162	119	240
Total charge without the effect IFRIC 14	(3)	(37)	(71)
Effect of IFRIC 14 for pension schemes	(20)	14	23
Total charge after the effect of IFRIC 14	(23)	(23)	(48)

The net charge to operating profit (gross of the share attributable to the PAC with-profits fund) of £23 million (half year 2009: £23 million; full year 2009: £48 million) is made up of a charge of £14 million (half year 2009: £13 million; full year 2009: £29 million) relating to PSPS and a charge of £9 million (half year 2009: £10 million; full year 2009: £19 million) for other schemes. This net charge represents:

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Underlying IAS 19 charge for other pension schemes	(9)	(10)	(19)
Cash costs for PSPS	(12)	(11)	(25)
Unwind of discount on opening provision for deficit funding for PSPS	(2)	(2)	(4)
	(23)	(23)	(48)

Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members. In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS.

(b)    The components of the credit (charge) for actuarial and other gains and losses (gross of allocation of the share attributable to the PAC with-profits fund but excluding the charge relating to the sold Taiwan agency business) are as follows:

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Actual less expected return on assets	39	(405)	108
(Losses) gains on changes of assumptions for plan liabilities	(302)	50	(521)
Experience (losses) gains on liabilities	(2)	2	76
Total charge without the effect of IFRIC 14	(265)	(353)	(337)
Effect of IFRIC 14 for pension schemes	234	219	182
Actuarial and other gains and losses after the effect of IFRIC 14	(31)	(134)	(155)

The net charge for actuarial and other gains and losses is recorded within the income statement but, within the segmental analysis of profit, the shareholders' share of actuarial and other gains and losses (i.e. net of allocation of the share to the PAC with-profits funds) is excluded from operating profit based on longer-term investment returns.

The half year 2010 actuarial losses of £265 million primarily reflects the effect of decreases in risk discount rates partially offset by the effect of decrease in inflation rate and the excess of market returns over long-term assumptions and experience gains on liabilities.

Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the actuarial gains and losses do not include those of PSPS. In addition, as a result of applying of IFRIC 14, the Group has recognised a provision for deficit funding in respect of PSPS. The change in half year in 2010 in relation to this provision recognised above as other gains and losses on defined benefit pension schemes was £nil (half year 2009: £29 million; full year 2009: £48 million).

(c) On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the underlying statements of financial position of the schemes were:

	30 Jun 2010	30 Jun 2009	31 Dec 2009
Equities	839	1,028	1,096
Bonds	3,935	3,024	3,686
Properties	279	267	287
Cash-like investments	587	678	443
Total value of assets	5,640	4,997	5,512
Present value of benefit obligations	(5,526)	(4,680)	(5,174)
	114	317	338
Effect of the application of IFRIC 14 for pension schemes:
Derecognition of PSPS surplus	(309)	(492)	(513)
Adjust for obligation for deficit funding*	(65)	(68)	(75)
Pre-tax deficit	(260)	(243)	(250)

*The £65 million adjustment at 30 June 2010 comprises £62 million for PSPS and £3 million for M&G pension scheme (30 June 2009 and 31 December 2009: all relating to PSPS)

(iii)  Sensitivity of the pension scheme liabilities of the PSPS, Scottish Amicable and M&G pension schemes to key variables

The table below shows the sensitivity of the underlying PSPS, Scottish Amicable and M&G pension scheme liabilities at 30 June 2010 of £4,745 million, £542 million and £239 million, respectively; 30 June 2009: £4,016 million, £479 million, £185 million, respectively; 31 December 2009: £4,436 million, £515 million and £223 million, respectively) to changes in discount rates and inflation rates. In addition, the table below shows the sensitivity of the underlying PSPS, Scottish Amicable and M&G pension scheme liabilities at 30 June 2010 to changes to mortality rate assumption.

30 Jun 2010
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.4% to 5.2%	Increase in scheme liabilities by:
		PSPS	3.5%
		Scottish Amicable	5.1%
		M&G	5.2%
Discount rate	Increase by 0.2% from 5.4% to 5.6%	Decrease in scheme liabilities by:
		PSPS	3.4%
		Scottish Amicable	4.8%
		M&G	4.9%
Rate of inflation	Decrease by 0.2% from 3.4% to 3.2%	Decrease in scheme liabilities by:
	with consequent reduction in salary	PSPS	1.0%
	increases	Scottish Amicable	5.0%
		M&G	4.7%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.2%
		Scottish Amicable	2.2%
		M&G	2.5%

30 Jun 2009
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 6.4% to 6.2%	Increase in scheme liabilities by:
		PSPS	3.3%
		Scottish Amicable	5.0%
		M&G	5.4%
Discount rate	Increase by 0.2% from 6.4% to 6.6%	Decrease in scheme liabilities by:
		PSPS	3.1%
		Scottish Amicable	4.6%
		M&G	4.9%
Rate of inflation	Decrease by 0.2% from 3.6% to 3.4%	Decrease in scheme liabilities by:
	with consequent reduction in salary	PSPS	0.9%
	increases	Scottish Amicable	4.6%
		M&G	4.9%

31 Dec 2009
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.8% to 5.6%	Increase in scheme liabilities by:
		PSPS	3.5%
		Scottish Amicable	5.2%
		M&G	4.9%
Discount rate	Increase by 0.2% from 5.8% to 6.0%	Decrease in scheme liabilities by:
		PSPS	3.2%
		Scottish Amicable	4.8%
		M&G	4.9%
Rate of inflation	Decrease by 0.2% from 3.7% to 3.5%	Decrease in scheme liabilities by:
	with consequent reduction in salary	PSPS	0.9%
	increases	Scottish Amicable	4.9%
		M&G	4.5%

The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to an impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group's operating results.  This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits. The relevance of this to each of the three UK schemes is described further below.

For PSPS, the underlying surplus of the scheme of £309 million (30 June 2009: £492 million; 31 December 2009: £513 million) has not been recognised under IFRIC 14. Any change in the underlying scheme liabilities to the extent that it is not sufficient to alter PSPS into a liability in excess of the deficit funding provision will not have an impact on the Group's results and financial position. Based on the underlying financial position of PSPS as at 30 June 2010, none of the changes to the underlying scheme liabilities for the changes in the variables shown in the table above have had an impact on the Group's half year 2010 results and financial position.

In the event that a change in the PSPS scheme liabilities results in a deficit position for the scheme which is recognisable, the deficit recognised affects the Group's results and financial position only to the extent of the amounts attributable to shareholder operations. The amounts attributable to the PAC with-profits fund are absorbed by the liability for unallocated surplus and have no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

The deficit of the Scottish Amicable pension scheme has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders. Accordingly, half of the changes to the scheme liabilities for the changes in the variables shown in the table above would have had an impact on the Group's results and financial position. The M&G pension scheme is wholly attributable to shareholders.

AA   Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds

Group insurance operations

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of the Group is as follows:

	Insurance operations
	UK	US	Asia	Total
	£m	£m	£m	£m
At 1 January 2010	126,195	48,311	21,911	196,417
Premiums	3,359	5,656	2,068	11,083
Surrenders	(2,060)	(1,767)	(858)	(4,685)
Maturities/Deaths	(3,546)	(418)	(206)	(4,170)
Net cash flows	(2,247)	3,471	1,004	2,228
Shareholders transfers post tax	(111)	-	(12)	(123)
Investment-related items and other movements	4,870	(424)	(250)	4,196
Foreign exchange translation differences	(513)	3,895	1,911	5,293
Acquisition of UOB Life Assurance Limited	-	-	968	968
At 30 June 2010	128,194	55,253	25,532	208,979

	Insurance operations
	UK	US	Asia	Total
	£m	£m	£m	£m
At 1 January 2009	115,961	45,361	21,069	182,391
Premiums	3,511	3,850	1,712	9,073
Surrenders	(2,008)	(2,244)	(498)	(4,750)
Maturities/Deaths	(3,636)	(404)	(166)	(4,206)
Net cash flows	(2,133)	1,202	1,048	117
Shareholders transfers post tax	(105)	-	(9)	(114)
Change in reserving basis in Malaysia	-	-	(63)	(63)
Investment-related items and other movements	(1,316)	884	2,377	1,945
Foreign exchange translation differences	(23)	(5,955)	(2,682)	(8,660)
Disposal of Taiwan agency business	-	-	(3,508)	(3,508)
At 30 June 2009	112,384	41,492	18,232	172,108

The items in the tables above represent the amount attributable to changes in policyholders' liabilities and unallocated surplus of with-profits funds as a result of each of the components listed.

Premiums, surrenders and maturities / deaths represent the amounts impacting policyholder liabilities and may not represent the total cash paid / received (for example premiums are net of any deductions to cover acquisition costs and claims represents the policyholder liabilities released).

(i)    UK insurance operations

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations is as follows:

		Other funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
	£m	£m	£m	£m
At 1 January 2010	87,495	19,035	19,665	126,195
Premiums	1,624	933	802	3,359
Surrenders	(1,428)	(619)	(13)	(2,060)
Maturities/Deaths	(2,491)	(354)	(701)	(3,546)
Net cash flows	(2,295)	(40)	88	(2,247)
Shareholders transfers post tax	(111)	-	-	(111)
Switches	(133)	133	-	-
Assumption changes (shareholder backed business)	-	-	(64)	(64)
Investment-related items and other movements (note a)	3,171	358	1,405	4,934
Foreign exchange translation differences	(483)	(30)	-	(513)
At 30 June 2010	87,644	19,456	21,094	128,194

		Other funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
	£m	£m	£m	£m
At 1 January 2009	82,108	16,318	17,535	115,961
Premiums	1,688	893	930	3,511
Surrenders	(1,181)	(798)	(29)	(2,008)
Maturities/Deaths	(2,688)	(345)	(603)	(3,636)
Net cash flows	(2,181)	(250)	298	(2,133)
Shareholders transfers post tax	(105)	-	-	(105)
Switches	(135)	135	-	-
Investment-related items and other movements	(1,347)	76	(45)	(1,316)
Foreign exchange translation differences	(22)	(1)	-	(23)
At 30 June 2009	78,318	16,278	17,788	112,384

Notes

a          Investment-related items and other movements in the SAIF and PAC with-profits sub-fund are mainly as a result of unrealised gains on bond and property holdings counteracted by unrealised losses on equity securities.

(ii)   US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
	£m	£m	£m
At 1 January 2010	20,639	27,672	48,311
Premiums	3,524	2,132	5,656
Surrenders	(656)	(1,111)	(1,767)
Maturities/Deaths	(116)	(302)	(418)
Net cash flows (note b)	2,752	719	3,471
Transfers from general to separate account	496	(496)	-
Investment-related items and other movements (note c)	(1,273)	849	(424)
Foreign exchange translation differences (note a)	1,677	2,218	3,895
At 30 June 2010	24,291	30,962	55,253

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
	£m	£m	£m
At 1 January 2009	14,538	30,823	45,361
Premiums	1,698	2,152	3,850
Surrenders	(475)	(1,769)	(2,244)
Maturities/Deaths	(108)	(296)	(404)
Net cash flows (note b)	1,115	87	1,202
Transfers from general to separate account	234	(234)	-
Investment-related items and other movements	659	225	884
Foreign exchange translation differences (note a)	(2,034)	(3,921)	(5,955)
At 30 June 2009	14,512	26,980	41,492

Notes

a       Movements in the period have been translated at an average rate of 1.5253 (half year 2009:1.4928; full year 2009: 1.5656). The closing balance has been translated at closing rate of 1.4961 (half year 2009:1.6469; full year 2009: 1.6149). Differences upon retranslation are included in foreign exchange translation differences.

b       Net cash flows (premiums less surrenders and maturities/deaths) were £3,471 million for the six months ended 30 June 2010 compared with £1,202 million for the six months ended 30 June 2009. These continuing strong positive in-flows reflected the increased new business volumes particularly of variable annuity business, in the period.

c        The negative investment-related and other movements in variable annuity separate account liabilities for the half year 2010 are mainly impacted by market movements in the period. The positive movement in investment and other movements of fixed annuity, GIC and other business primarily represents interest credited to policyholder accounts.

(iii)  Asian insurance operations

	With-profits business	Unit-linked liabilities	Other	Total
	£m	£m	£m	£m
At 1 January 2010	8,861	9,717	3,333	21,911
Premiums
New business (note b)	57	492	206	755
In force	423	595	295	1,313
	480	1,087	501	2,068
Surrenders	(237)	(472)	(149)	(858)
Maturities/Deaths	(148)	(15)	(43)	(206)
Net cash flows (note b)	95	600	309	1,004
Shareholders transfers post tax	(12)	-	-	(12)
Investment-related items and other movements (note d)	(47)	(320)	117	(250)
Foreign exchange translation differences (note a)	761	855	295	1,911
Acquisition of UOB Life Assurance Limited (note f)	504	3	461	968
At 30 June 2010	10,162	10,855	4,515	25,532

	With-profits business	Unit-linked liabilities	Other	Total
	£m	£m	£m	£m
At 1 January 2009	8,094	7,220	5,755	21,069
Premiums
New business (note b)	58	255	221	534
In force	358	576	244	1,178
	416	831	465	1,712
Surrenders	(207)	(197)	(94)	(498)
Maturities/Deaths	(133)	(9)	(24)	(166)
Net cash flows	76	625	347	1,048
Shareholders transfers post tax	(9)	-	-	(9)
Change in reserving basis in Malaysia (note c)	-	(9)	(54)	(63)
Investment-related items and other movements	981	1,374	22	2,377
Foreign exchange translation differences (note a)	(1,108)	(977)	(597)	(2,682)
Disposal of Taiwan agency business (note e)	-	(724)	(2,784)	(3,508)
At 30 June 2009	8,034	7,509	2,689	18,232

Notes

a       Movements in the period have been translated at the average exchange rate for the six months ended 30 June 2010. The closing balance has been translated at the closing spot rate as at 30 June 2010. Differences upon retranslation are included in foreign exchange translation differences.

b       New business premiums in the six months ended 30 June 2010 reflect the increase in new business sales.

c       The change in reserving basis in Malaysia of £63 million in 2009 reflects the change made following the adoption of a risk based capital (RBC) approach to the local regulatory reporting in that country.

d       The decrease in investment related and other items and other movements for with-profits and unit-linked business for the six months ended 30 June 2010 are mainly driven from Asian equity market losses in the period.

e       The disposal of Taiwan agency business in 2009 reflects the liabilities transferred at the date of disposal.

f        The acquisition of UOB Life Assurance Limited reflects the liabilities acquired at the date of acquisition.

AB   Share capital, share premium and own shares

	Half year 2010
	Number of	Share	Share
	ordinary shares	capital	premium
		£m	£m
Issued shares of 5p each fully paid:
At 1 January 2010	2,532,227,471	127	1,843
Shares issued under share option schemes	2,438,918	-	13
Shares issued in lieu of cash dividends	4,538,026	-	26
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	-	-	(26)
At 30 June 2010	2,539,204,415	127	1,856

	Half year 2009
	Number of ordinary shares	Share capital	Share premium
		£m	£m
Issued shares of 5p each fully paid:
At 1 January 2009	2,496,947,688	125	1,840
Shares issued under share option schemes	1,982	-	-
Shares issued in lieu of cash dividends	26,768,575	1	95
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	-	-	(95)
At 30 June 2009	2,523,718,245	126	1,840

	Full year 2009
	Number of ordinary shares	Share capital	Share premium
		£m	£m
Issued shares of 5p each fully paid:
At 1 January 2009	2,496,947,688	125	1,840
Shares issued under share option schemes	605,721	-	3
Shares issued in lieu of cash dividends	34,674,062	2	136
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	-	-	(136)
At 31 December 2009	2,532,227,471	127	1,843

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 30 June 2010, there were options outstanding under Save As You Earn schemes to subscribe for 11,327,786 (30 June 2009: 13,190,059; 31 December 2009: 12,230,833) shares at prices ranging from 266 pence to 572 pence (half year 2009: 266 pence to 572 pence; 31 December 2009: 266 pence to 572 pence) and exercisable by the year 2016 (2009: 2016). In addition, there are 17,292 (30 June 2009: 251,827; 31 December 2009: 17,292) conditional options outstanding under the Restricted Share Plan (RSP) and 7,287,645 shares (30 June 2009: 6,417,149; 31 December 2009:6,644,203) under the Group Performance Share Plan (GPSP) exercisable at £nil cost.

The cost of own shares of £61 million as at 30 June 2010 (30 June 2009: £76 million; 31 December 2009: £75 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 30 June 2010, 4.5 million (30 June 2009: 4.6 million; 31 December 2009: 5.3 million) Prudential plc shares with a market value of £23 million (30 June 2009: £19 million; 31 December 2009: £34 million) were held in such trusts. Of this total, 4.1 million (30 June 2009: 4.3 million; 31 December 2009: 4.8 million) shares were held in trusts under employee incentive plans. In half year 2010, the Company purchased 4.1 million (30 June 2009: 1.1 million; 31 December 2009: 3.4 million) shares in respect of employee incentive plans at a cost of £18.9 million (30 June 2009: £4.0 million; 31 December 2009: £17 million). The maximum number of shares held in the half year 2010 was 5.3 million which was at the beginning of the period.

Of the total shares held in trust, 0.3 million (30 June 2009: 0.3 million; 31 December 2009: 0.5 million) shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes.

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2010 was 9.7 million (30 June 2009: 11.9 million; 31 December: 10.6 million) and the cost of acquiring these shares of £46 million (30 June 2009: £55 million; 31 December 2009: £51 million) is included in the cost of own shares. The market value of these shares as at 30 June 2010 was £49 million (30 June 2009: £51 million; 31 December 2009: £67 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

AC   Contingencies and related obligations

There have been no material changes to the Group's contingencies and related obligations in the six month period ended 30 June 2010. An update to one of the Group's contingencies and related obligations since 31 December 2009 is set out below.

Jackson owns debt instruments issued by securitisation trusts managed by PPM America. As disclosed in the 2009 Annual Report, as at 31 December 2009, the support provided by certain forbearance agreements Jackson entered into with the counterparty to certain of these trusts could potentially expose Jackson to maximum losses of US$750 million, if circumstances allowed the forbearance period to cease. At 30 June 2010, the support provided by these agreements could potentially expose Jackson to maximum losses of US$512 million. Jackson believes that, so long as the forbearance period continues, the risk of loss under the agreements is remote.

The Group is also involved in other litigation and regulatory issues. Whilst the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

AD   Related party transactions

The nature of the related party transactions of the Group has not changed from those described in the Group's consolidated financial statements for the year ended 31 December 2009.

There were no transactions with related parties during the six months ended 30 June 2010 which have had a material effect on the results or financial position of the Group.

AE   Post balance sheet events

Change to the Group's holding in PruHealth and PruProtect

On 1 August 2010, Discovery Holdings of South Africa, the Group's joint venture partner in its investment in PruHealth and PruProtect, completed the acquisition of the entire share capital of Standard Life Healthcare, a wholly-owned subsidiary of the Standard Life Group, for £138 million. Discovery funded the purchase of the Standard Life Healthcare transaction, and contributed Standard Life Healthcare to PruHealth as a capital investment on completion. As a result of the transaction, Discovery have increased their shareholding in both PruHealth and PruProtect from the previous level of 50 per cent to 75 per cent, and Prudential's shareholding in each case has reduced from 50 per cent of the previous joint venture structure to 25 per cent of the new structure with the much enlarged business.

The accounting impact of this transaction including any dilution gain or loss is being assessed and will be included with the Group's full year financial statements.

Statement of Directors' Responsibilities

The directors are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations.

Accordingly, the directors confirm that to the best of their knowledge:

-    the condensed consolidated financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union;

-    the Half Year Financial Report includes a fair review of information required by:

(a) DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2010, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b) DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2010 and that have materially affected the financial position or the performance of the Group during the period and changes in the related party transactions described in the Group's consolidated financial statements for the year ended 31 December 2009.

The current directors of Prudential plc are as listed in the Group's 2009 Annual Report.

Combined IFRS basis results and EEV basis results report

Independent review report to Prudential plc

Introduction

We have been engaged by the Company to review the International Financial Reporting Standards (IFRS) basis financial information in the Half Year Financial Report for the six months ended 30 June 2010 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related explanatory notes and Total Insurance and Investment Products New Business information.

We have also been engaged by the Company to review the European Embedded Value (EEV) basis supplementary information for the six months ended 30 June 2010 which comprises the Operating Profit Based on Longer-Term Investment Returns, the Summary Consolidated Income Statement, the Movement in Shareholders' Equity, the Summary Statement of Financial Position and the related explanatory notes.

We have read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the IFRS basis financial information or the EEV basis supplementary financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ('the DTR') of the United Kingdom's Financial Services Authority ('the UK FSA') and also to provide a review conclusion to the Company on the EEV basis supplementary financial information. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. Our review of the supplementary information has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose.

To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Half Year Financial Report, including the IFRS basis financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Half Year Financial Report in accordance with the DTR of the UK FSA. The directors have accepted responsibility for preparing the EEV basis supplementary financial information contained in the Half Year Financial Report in accordance with the European Embedded Value Principles issued in May 2004 by the European CFO Forum ('the EEV Principles') using the methodology and assumptions set out in notes 1 and 16 to the EEV basis supplementary financial information.

The annual IFRS basis financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union ('EU'). The IFRS basis financial information included in this Half Year Financial Report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

The EEV basis supplementary financial information has been prepared in accordance with the EEV principles using the methodology and assumptions set out in notes 1 and 16 to the EEV basis supplementary financial information. The supplementary information should be read in conjunction with the IFRS basis financial information.

Our responsibility

Our responsibility is to express to the Company a conclusion on the IFRS basis financial information and the EEV basis supplementary financial information in the Half Year Financial Report based on our review, as set out in our engagement letter with you dated 23 November 2009. We report to you whether the Prudential EEV condensed set of financial statements in the Half Year Financial Report have been properly prepared, in all material respects, in accordance with the Basis of Preparation set out in note 1 to the EEV basis supplementary financial information.

Scope of review

We conducted our reviews in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information and supplementary information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the IFRS basis financial information in the Half Year Financial Report for the six months ended 30 June 2010 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

Based on our review, nothing has come to our attention that causes us to believe that the EEV basis supplementary financial information for the six months ended 30 June 2010 is not prepared, in all material respects, in accordance with the EEV Principles, using the methodology and assumptions set out in notes 1 and 16 to the EEV basis supplementary financial information.

G Bainbridge

for and on behalf of KPMG Audit Plc

Chartered Accountants

8 Salisbury Square

London EC4Y 8BB

11 August 2010

Additional Unaudited Financial Information

AF	Analysis of long-term insurance pre-tax IFRS operating profit by driver	77
AG	Asian operations - analysis of operating profit by territory	80
AH	Shareholders' funds summary by business unit and net asset value per share	82
AI	Funds under management	83
AJ	Foreign currency translation	84
AK	New Business Schedules - Basis of Preparation	87
AK1	New Business Insurance Operations (Reported Exchange Rates)	88
AK2	New Business Insurance Operations (Current Exchange Rates)	89
AK3	Total Insurance New Business APE - By Quarter (Reported Exchange Rates)	90
AK4	Total Insurance New Business APE - By Quarter (Current Exchange Rates)	91
AK5	Investment Operations - By Quarter (Reported Exchange Rates)	92

AF   Analysis of long-term insurance pre-tax IFRS operating profit by driver

This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

(i)    Investment spread - this represents the difference between investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts.

(ii)   Asset management fees - this represents profits driven by investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses and profits derived from spread.

(iii)  Net expense margin - this represents expenses charged to the profit and loss account (excluding those borne by the with-profits fund and those products where earnings are purely protection driven) including amounts relating to movements in deferred acquisition costs, net of any fees or premium loadings related to expenses. Jackson DAC amortisation (net of hedging effects), which is intended to be part of the expense margin, has been separately highlighted in the table below.

(iv)  Insurance margin - profits derived from the insurance risks of mortality, morbidity and persistency including fees earned on variable annuity guarantees.

(v)   With-profits business - shareholders' transfer from the with-profits fund in the period.

(vi)  Other represents a mixture of other income and expenses that are not directly allocated to the underlying drivers, including non-recurring items e.g. Malaysia RBC credit.

Analysis of Group pre-tax IFRS operating profit by driver

An analysis of Group pre-tax IFRS operating profit has also been provided and is based on the long-term insurance operation tables below with the following additions:

•      The results of Group asset management operations have been included within asset management fees.

•      UK general insurance commission of £23 million (half year 2009: £27 million; full year 2009: £51 million) has been included within the other income line.

•      Group Head Office (GHO) expenses consist of other operating income and expenditure and all unallocated restructuring costs and Solvency II implementation costs.

IFRS operating profit

	Half year 2010
	Long-term business	Non long-term business	Group total	Half year 2009	Full year 2009
	£m	£m	£m	£m	£m
Investment spread	571	-	571	514	1,001
Asset management fees	321	194	515	328	755
Net expense margin	(205)	-	(205)	(209)	(388)
DAC amortisation (Jackson only) (note (ii))
Underlying	(199)	-	(199)	(148)	(262)
(Acceleration)/deceleration	(67)	-	(67)	(12)	39
Net Insurance margin	309	-	309	217	472
With-profits business	171	-	171	158	310
Non-recurrent release of reserve for Malaysia Life operation	-	-	-	63	63
Other	(8)	23	15	(9)	(8)
Net equity hedge gains (losses) within Jackson (note (i))	123	-	123	(23)	(159)
GHO expenses	-	(265)	(265)	(191)	(418)
Total	1,016	(48)	968	688	1,405

Analysis of pre-tax IFRS operating profit by driver by long-term business unit

	Half year 2010
	Asia	US	UK	Total
	£m	£m	£m	£m
Investment spread	42	402	127	571
Asset management fees	52	240	29	321
Net expense margin	(51)	(150)	(4)	(205)
DAC amortisation (Jackson only) (note(ii))
Underlying	-	(199)		(199)
Acceleration	-	(67)		(67)
Net insurance margin	202	121	(14)	309
With-profits business	17	-	154	171
Other	(3)	(20)	15	(8)
Net equity hedge gains within Jackson (note (i))	-	123	-	123
Total	259	450	307	1,016

	Half year 2009
	Asia	US	UK	Total
	£m	£m	£m	£m
Investment spread	35	314	165	514
Asset management fees	34	142	27	203
Net expense margin	(68)	(105)	(36)	(209)
DAC amortisation (Jackson only) (note(ii))
Underlying	-	(148)	-	(148)
Acceleration	-	(12)	-	(12)
Net insurance margin	137	97	(17)	217
With-profits business	11	-	147	158
Non-recurrent release of reserves for Malaysia Life operations	63	-	-	63
Other	(5)	(48)	17	(36)
Net equity hedge losses within Jackson (note (i))	-	(23)	-	(23)
Total	207	217	303	727

	Full year 2009
	Asia	US	UK	Total
	£m	£m	£m	£m
Investment spread	56	622	323	1,001
Asset management fees	80	324	54	458
Net expense margin	(65)	(227)	(96)	(388)
DAC amortisation (Jackson only) (note (ii))	-
Underlying	-	(262)	-	(262)
Deceleration	-	39	-	39
Net insurance margin	253	178	41	472
With-profits business	29	-	281	310
Non-recurrent release of reserves for Malaysia Life operations	63	-	-	63
Other	(6)	(56)	3	(59)
Net equity hedge losses within Jackson (note (i))	-	(159)	-	(159)
Total	410	459	606	1,475

Notes

(i)      Net equity hedge gains/losses within Jackson, being the movement in operating derivatives in the period and associated DAC amortisation and policyholder liability movements, were £123 million positive in the first half of 2010, compared with £(23) million negative in the first half of 2009 and £(159) million negative for full year 2009. These gains and losses, which are variable in nature, reflect the difference between the value movement included in operating profit on free standing derivatives held to manage equity risk, and the accounting charge for movements in liabilities for guarantees in Jackson's variable and fixed index annuity products. For Guaranteed Minimum Death Benefit (GMDB) and "for life" Guaranteed Minimum Withdrawal Benefit (GMWB) features the liabilities are not fair valued for accounting purposes but are reported pursuant to the US GAAP measurement basis applied for IFRS reporting.

(ii)     The DAC amortisation of Jackson shown on the tables on the preceding page reflects the charge to the operating results excluding the amount related to the net hedge results described in note (i) above. The Jackson amortisation change each period incorporates an element of acceleration or deceleration that reflects the variance between the actual level of return attained and the level assumed as part of the Group's accounting methodology. The acceleration arising in half year 2010 and half year 2009 reflects asset value shortfalls in the period compared with the assumed level of 15 per cent for the year. For full year 2009 the deceleration of £39 million arises as the actual return exceeded the 15 per cent assumed level. See note S.

(iii)    Sale of Taiwan agency business

         In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan agency business for which the sale process was completed in June 2009 are included separately within the analysis of profit. Only the operating profit based on longer-term investments of the retained bancassurance business in Taiwan is included in the analysis above.

AG  Asian operations - analysis of operating profit by territory

Operating profit (loss) based on longer-term investment returns for Asian operations are analysed as follows:

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
China (note (ii))	(11)	1	4
Hong Kong	27	25	48
India (note (iii))	51	(4)	12
Indonesia	70	42	102
Japan	(2)	(5)	(18)
Korea	6	(6)	6
Malaysia
- underlying results	45	32	65
- Exceptional credit for Malaysia operations (note (i))	-	63	63
Philippines	1	1	2
Singapore	56	51	112
Taiwan bancassurance business (note (iv))	-	(3)	(7)
Thailand	(1)	1	(1)
Vietnam	21	14	30
Prudential Services Asia	(1)	-	(2)
Total insurance operations (note(v))	262	212	416
Development expenses	(3)	(5)	(6)
Total long-term business operating profit	259	207	410
Asset management	36	21	55
Total Asian operations	295	228	465

Notes

(i)         For the Malaysia life business, under the basis applied previously, 2008 IFRS basis liabilities were determined on the local regulatory basis using prescribed interest rates such that a high degree of prudence resulted. As of 1 January 2009, the local regulatory basis has been replaced by the Malaysian authority's risk-based capital (RBC) framework. In the light of this development; the Company has re-measured the liabilities by reference to the method applied under the new RBC framework, which is more realistic than the previous approach, but with an overlay constraint to the method such that negative reserves derived at an individual policyholder level are not included. This change has resulted in a one-off release from liabilities at 1 January 2009 of £63 million.

(ii)        China's operating loss of £11 million is after a net charge of £17 million for local reserving changes and associated impacts that have been reflected in the Group's IFRS accounts.

(iii)       The operating profit of £51 million from India, a joint venture, includes £36 million arising from changes that improve the reserving estimation technique.

(iv)       Sale of Taiwan agency business

In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan agency business for which the sale process was completed in June 2009 are included separately within the analysis of profit. Only the operating profit based on longer-term investments of the retained bancassurance business in Taiwan is included in the analysis above.

(v)        Analysis of operating profit between new and in-force business

The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
New business strain (excluding Japan)	(42)	(45)	(72)
Japan	(1)	(2)	(6)
New business strain (including Japan)	(43)	(47)	(78)
Business in force	305	259	494
Total	262	212	416

The strain represents the aggregate of the pre-tax regulatory basis strain to net worth and IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

AH  Shareholders' funds summary by business unit and net asset value per share

(i)    Shareholders' fund summary

	30 Jun 2010	30 Jun 2009	31 Dec 2009
	£m	£m	£m
Asian operations
Insurance operations
Net assets of operation	1,757	1,496	1,382
Acquired goodwill	235	80	80
Total	1,992	1,576	1,462
Asset management
Net assets of operation	180	144	161
Acquired goodwill	61	61	61
Total	241	205	222
Total	2,233	1,781	1,684
US operations
Jackson (net of surplus note borrowings)	3,905	2,046	3,011
Broker-dealer, asset management and Curian operations:
Net assets of operation	111	85	95
Acquired goodwill	16	16	16
Total	127	101	111
Total	4,032	2,147	3,122
UK operations
Insurance operations:
Long-term business operations	1,920	1,730	1,902
Other	17	19	37
Total	1,937	1,749	1,939
M&G
Net assets of operation	190	178	173
Acquired goodwill	1,153	1,153	1,153
Total	1,343	1,331	1,326
Total	3,280	3,080	3,265
Other operations
Holding company net borrowings	(2,293)	(1,495)	(1,754)
Shareholders' share of deficit of the Prudential Staff Pension Scheme (net of tax) (note (a))	(13)	(69)	(16)
Other net liabilities	(78)	(724)	(30)
Total	(2,384)	(2,288)	(1,800)
Total of all operations	7,161	4,720	6,271

Note

(a)    The half year 2009 comparatives also included the shareholders' share of the deficit of Scottish Amicable Pension Scheme which is included within UK Insurance Operations from full year 2009 onwards.

(ii)   Net asset value per share

	30 Jun 2010	30 Jun 2009	31 Dec 2009

Closing equity shareholders' funds (£m)	7,161	4,720	6,271
Net asset value per share attributable to equity shareholders (in pence) (note (i))	282p	187p	248p

Note

(i)      Based on the closing issued share capital as at 30 June 2010 of 2,539 million shares (30 June 2009: 2,524 million shares; 31 December 2009: 2,532 million shares).

AI         Funds under management

(i)    Summary

	30 Jun 2010	30 Jun 2009	31 Dec 2009
	£bn	£bn	£bn
Business area
Asian operations	27.8	18.3	23.7
US operations	58.7	42.0	49.6
UK operations	136.3	119.4	135.6
Internal funds under management (note (i))	222.8	179.7	208.9
External funds (note (ii))	86.5	64.9	80.9
Total funds under management	309.3	244.6	289.8

Note

(i)      Internal funds under management - analysis by business area

	Asian operations			US operations			UK operations			Group total *
	30 Jun 2010	30 Jun 2009	31 Dec 2009	30 Jun 2010	30 Jun 2009	31 Dec 2009	30 Jun 2010	30 Jun 2009	31 Dec 2009	30 Jun 2010	30 Jun 2009	31 Dec 2009
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Investment properties	-	-	-	0.1	0.1	0.1	11.4	10.6	11.0	11.5	10.7	11.1
Equity securities	12.5	8.2	11.4	24.6	15.0	21.0	34.6	32.9	37.0	71.7	56.1	69.4
Debt securities	12.4	8.3	10.0	27.4	20.9	22.8	73.5	60.2	69.1	113.3	89.4	101.9
Loans	1.4	1.1	1.2	4.5	4.3	4.3	3.7	3.2	3.3	9.6	8.6	8.8
Other investments and deposits	1.5	0.7	1.1	2.1	1.7	1.4	13.1	12.5	15.2	16.7	14.9	17.7
Total	27.8	18.3	23.7	58.7	42.0	49.6	136.3	119.4	135.6	222.8	179.7	208.9

* As included in the investments section of the consolidated statement of financial position at 30 June 2010 except for £0.2 billion (half year 2009: £0.2 billion; full year 2009: £0.2 billion) investment properties which are held-for-sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

(ii)     External funds shown above for 2010 of £86.5 billion (half year 2009: £64.9 billion; full year 2009: £80.9 billion) comprise £96.0 billion (half year 2009: £72.3 billion; full year 2009: £89.8 billion) in respect of investment products, as published in the half year 2010 New Business schedules (see note AK5) less £9.5 billion (half year 2009: £7.4 billion; full year 2009: £8.9 billion) that are classified within internal funds.

AJ   Foreign currency translation

(i)    Rates of exchange

The profit and loss accounts of foreign subsidiaries are translated at average exchange rates for the year. Assets and liabilities of foreign subsidiaries are translated at closing exchange rates. Foreign currency borrowings that have been used to provide a hedge against Group equity investments in overseas subsidiaries are also translated at closing exchange rates. The impact of these translations is recorded as a component of the movement in shareholders' equity.

The following translation rates have been applied:

	Closing	Average	Closing	Average	Closing	Average
Local currency: £	Half year 2010	Half year 2010	Half year 2009	Half year 2009	Full year 2009	Full year 2009
Hong Kong	11.65	11.85	12.76	11.57	12.52	12.14
Indonesia	13,562.15	14,007.05	16,810.22	16,449.33	15,171.52	16,173.28
Japan	132.39	139.43	158.90	142.71	150.33	146.46
Malaysia	4.84	5.04	5.79	5.35	5.53	5.51
Singapore	2.09	2.13	2.38	2.23	2.27	2.27
Taiwan	48.07	48.61	54.03	50.01	51.65	51.65
USA	1.50	1.53	1.65	1.49	1.61	1.57

(ii)   Effect of rate movements on results

	As published Half year 2010	Memorandum Half year 2009	Memorandum Full year 2009
		(note (i))	(notes (i) and (ii))
EEV basis results	£m	£m	£m
Asian operations:
New business:
Excluding Japan	396	303	784
Japan	(1)	(10)	(13)
Total	395	293	771
Business in force	241	125	420
Long-term operations	636	418	1,191
Asset management	36	21	58
Development expenses	(3)	(5)	(6)
Total Asia operations	669	434	1,243
US operations:
New business	361	286	682
Business in force	306	204	584
Jackson	667	490	1,266
Broker-dealer and asset management	15	2	4
Total US operations	682	492	1,270
UK operations:
New business	135	122	230
Business in force	314	284	640
Long-term business	449	406	870
General insurance commission	23	27	51
Total insurance	472	433	921
M&G	143	102	238
Total UK operations	615	535	1,159

Other income and expenditure	(262)	(195)	(433)
Solvency II implementation costs	(22)	-	-
Restructuring costs	(5)	(14)	(27)
Operating profit from continuing operations on longer-term investment returns	1,677	1,252	3,212
Shareholders' funds	16,672	14,706	16,030

	As published Half year 2010	Memorandum Half year 2009	Memorandum Full year 2009
		(note (i))	(notes (i) and (ii))
IFRS basis results	£m	£m	£m
Asian operations:
Long-term operations	262	224	452
Asset management	36	21	58
Development expenses	(3)	(5)	(6)
Total Asia operations	295	240	504
US operations:
Jackson	450	212	471
Broker-dealer and asset management	15	2	4
Total US operations	465	214	475
UK operations:
Long-term business	307	303	606
General insurance commission	23	27	51
Total UK insurance operations	330	330	657
M&G	143	102	238
Total UK operations	473	432	895
Total segment profit	1,233	886	1,874

Other income and expenditure	(240)	(179)	(395)
Solvency II implementation costs	(22)	-	-
Restructuring costs	(3)	(12)	(23)
Operating profit from continuing operations on longer-term investment returns	968	695	1,456
Shareholders' funds	7,161	4,974	6,539

Notes

(i)      The 'as published' operating profit for 2010 and 'memorandum' operating profit for 2009 have been calculated by applying average 2010 exchange rates (CER).

         The 'as published' shareholders' funds for 2010 and memorandum' shareholders' funds for 2009 have been calculated by applying closing period end 2010 exchange rates.

(ii)     The 2009 operating profit of Asian long-term operations excludes the results of the Taiwan agency business for which the sale process was completed in June 2009.

AK   New Business Schedules

BASIS OF PREPARATION

The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Notes to Schedules AK1 - AK5

(1a)    Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson is 1.53.

(1b)    Insurance and investment new business for overseas operations for 2009 has been calculated using constant exchange rates. The applicable rate for Jackson is 1.53.

(2)      Represents cash received from sale of investment products.

(3)      Annual Equivalents, calculated as regular new business contributions plus ten per cent of single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4)      Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(5)      New business in India is included at Prudential's 26 per cent interest in the India life operation.

(6)      Balance Sheet figures have been calculated at the closing exchange rate. Prior year balance is shown on a constant exchange rate.

(7)      Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(8)      New business in China is included at Prudential's 50 per cent interest in the China life operation.

(9)      Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.

Schedule AK1 - Reported Exchange Rates

Prudential plc - New Business -Half Year 2010

INSURANCE OPERATIONS

	Single				Regular		Annual Equivalents(3)			PVNBP

	Half year 2010 YTD	Half year 2009 YTD	+/- (%)	Half year 2010 YTD	Half year 2009 YTD	+/- (%)	Half year 2010 YTD	Half year 2009 YTD	+/- (%)	Half year 2010 YTD	Half year 2009 YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia - ex Japan(1a)	430	327	31%	670	492	36%	713	524	36%	3,316	2,551	30%
US(1a)	5,493	3,798	45%	11	12	(8%)	560	392	43%	5,569	3,889	43%
UK	2,438	2,451	(1%)	138	131	5%	382	376	2%	3,081	3,062	1%
Group Total - ex Japan	8,361	6,576	27%	819	635	29%	1,655	1,292	28%	11,966	9,502	26%
Japan	8	38	(79%)	6	25	(76%)	7	29	(76%)	34	155	(78%)
Group Total	8,369	6,614	27%	825	660	25%	1,662	1,321	26%	12,000	9,657	24%

Asian Insurance Operations(1a)
Hong Kong	31	31	0%	127	92	38%	130	95	37%	746	582	28%
Indonesia	39	13	200%	125	82	52%	129	83	55%	464	282	65%
Malaysia	20	33	(39%)	75	49	53%	77	52	48%	406	295	38%
Philippines	23	3	667%	8	4	100%	10	4	150%	42	14	200%
Singapore	147	115	28%	60	40	50%	75	52	44%	573	409	40%
Thailand	8	5	60%	12	8	71%	13	8	63%	45	25	80%
Vietnam	-	-	0%	18	15	20%	18	15	20%	65	55	18%
SE Asia Operations inc. Hong Kong	268	200	34%	425	290	47%	452	310	46%	2,341	1,662	41%
China(8)	60	43	40%	21	17	24%	27	21	29%	161	125	29%
India(5)	32	32	0%	116	73	59%	119	76	57%	329	272	21%
Korea	24	20	20%	43	64	(33%)	45	66	(32%)	226	314	(28%)
Taiwan	46	32	44%	65	48	35%	70	51	37%	259	178	46%
Total Asia Operations - ex Japan	430	327	31%	670	492	36%	713	524	36%	3,316	2,551	30%

US Insurance Operations(1a)
Fixed Annuities	416	701	(41%)	-	-	0%	42	69	(40%)	416	701	(41%)
Fixed Index Annuities	600	575	4%	-	-	0%	60	58	3%	600	575	4%
Life	5	5	0%	11	12	(8%)	11	13	(8%)	81	96	(16%)
Variable Annuities	4,472	2,517	78%	-	-	0%	447	252	77%	4,472	2,517	78%
Total US Insurance Operations	5,493	3,798	45%	11	12	(8%)	560	392	43%	5,569	3,889	43%

UK & Europe Insurance Operations
Direct and Partnership Annuities	362	273	33%	-	-	0%	36	27	33%	362	273	33%
Intermediated Annuities	119	140	(15%)	-	-	0%	12	14	(14%)	119	140	(15%)
Internal Vesting Annuities	637	726	(12%)	-	-	0%	64	73	(12%)	637	726	(12%)
Total Individual Annuities	1,118	1,139	(2%)	-	-	0%	112	114	(2%)	1,118	1,139	(2%)
Corporate Pensions	159	115	38%	106	103	3%	122	115	6%	613	571	7%
On-shore Bonds	688	758	(9%)	-	-	0%	69	76	(9%)	689	759	(9%)
Other Products	462	419	10%	32	28	14%	78	70	11%	650	573	13%
Wholesale	11	20	(45%)	-	-	0%	1	2	(50%)	11	20	(45%)
Total UK & Europe Insurance Ops	2,438	2,451	(1%)	138	131	5%	382	376	2%	3,081	3,062	1%
Group Total - ex Japan	8,361	6,576	27%	819	635	29%	1,655	1,292	28%	11,966	9,502	26%

Schedule AK2 - Current Exchange Rates

Prudential plc - New Business -Half Year 2010

INSURANCE OPERATIONS

	Single				Regular		Annual Equivalents(3)			PVNBP

	Half year 2010 YTD	Half year 2009 YTD	+/- (%)	Half year 2010 YTD	Half year 2009 YTD	+/- (%)	Half year 2010 YTD	Half year 2009 YTD	+/- (%)	Half year 2010 YTD	Half year 2009 YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia - ex Japan(1b)	430	340	26%	670	521	29%	713	555	28%	3,316	2,681	24%
US(1b)	5,493	3,716	48%	11	12	(8%)	560	383	46%	5,569	3,807	46%
UK	2,438	2,451	(1%)	138	131	5%	382	376	2%	3,081	3,062	1%
Group Total - ex Japan	8,361	6,507	28%	819	664	23%	1,655	1,314	26%	11,966	9,550	25%
Japan(1b)	8	39	(79%)	6	26	(77%)	7	30	(77%)	33	158	(79%)
Group Total	8,369	6,546	28%	825	690	20%	1,662	1,344	24%	11,999	9,708	24%

Asian Insurance Operations(1b)
Hong Kong	31	30	3%	127	89	43%	130	92	41%	746	569	31%
Indonesia	39	15	160%	125	96	30%	129	98	32%	464	331	40%
Malaysia	20	35	(43%)	75	52	44%	77	56	38%	406	313	30%
Philippines	23	3	667%	8	4	100%	10	4	150%	42	14	200%
Singapore	147	120	23%	60	42	43%	75	54	39%	573	427	34%
Thailand	8	5	60%	12	8	50%	13	9	44%	45	26	73%
Vietnam	-	-	0%	18	14	29%	18	14	29%	65	50	30%
SE Asia Operations inc. Hong Kong	268	208	29%	425	305	39%	452	327	39%	2,341	1,730	35%
China(8)	60	42	43%	21	17	24%	27	21	29%	161	123	31%
India(5)	32	34	(6%)	116	77	51%	119	80	49%	329	287	15%
Korea	24	23	4%	43	73	(41%)	45	75	(40%)	226	358	(37%)
Taiwan	46	33	39%	65	49	33%	70	52	35%	259	183	42%
Total Asia Operations - ex Japan	430	340	26%	670	521	29%	713	555	28%	3,316	2,681	24%

US Insurance Operations(1b)
Fixed Annuities	416	686	(39%)	-	-	0%	42	69	(39%)	416	686	(39%)
Fixed Index Annuities	600	563	7%	-	-	0%	60	56	7%	600	563	7%
Life	5	3	67%	11	12	(8%)	11	12	(8%)	81	94	(14%)
Variable Annuities	4,472	2,464	81%	-	-	0%	447	246	82%	4,472	2,464	81%
Total US Insurance Operations	5,493	3,716	48%	11	12	(8%)	560	383	46%	5,569	3,807	46%

UK & Europe Insurance Operations
Direct and Partnership Annuities	362	273	33%	-	-	0%	36	27	33%	362	273	33%
Intermediated Annuities	119	140	(15%)	-	-	0%	12	14	(14%)	119	140	(15%)
Internal Vesting Annuities	637	726	(12%)	-	-	0%	64	73	(12%)	637	726	(12%)
Total Individual Annuities	1,118	1,139	(2%)	-	-	0%	112	114	(2%)	1,118	1,139	(2%)
Corporate Pensions	159	115	38%	106	103	3%	122	115	6%	613	571	7%
On-shore Bonds	688	758	(9%)	-	-	0%	69	76	(9%)	689	759	(9%)
Other Products	462	419	10%	32	28	14%	78	70	11%	650	573	13%
Wholesale	11	20	(45%)	-	-	0%	1	2	(50%)	11	20	(45%)
Total UK & Europe Insurance Ops	2,438	2,451	(1%)	138	131	5%	382	376	2%	3,081	3,062	1%
Group Total - ex Japan	8,361	6,507	28%	819	664	23%	1,655	1,314	26%	11,966	9,550	25%

Schedule AK3 - Reported Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - Q2 2010

TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2009				2010

	Q1	Q2	Q3	Q4	Q1	Q2
	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia - ex Japan(1a)(7)	276	248	282	403	359	354
US(1a)(7)	184	208	249	272	255	305
UK	180	197	158	189	193	189
Group Total - ex Japan	640	652	689	864	807	848
Japan(1a)(7)	17	12	11	12	7	0
Group Total	656	664	700	876	814	848

Asian Insurance Operations(1a)(7)
Hong Kong	46	49	55	91	68	62
Indonesia	38	46	43	64	61	68
Malaysia	24	29	32	62	36	41
Philippines	2	2	3	4	5	5
Singapore	22	30	29	48	33	42
Thailand	4	3	4	4	5	8
Vietnam	5	9	9	11	8	10
SE Asia Operations inc. Hong Kong	141	168	175	284	216	236
China(8)	11	11	13	11	14	13
India(5)	56	20	40	52	73	46
Korea	37	29	30	26	22	24
Taiwan	31	20	26	30	34	35
Total Asian Insurance Operations - ex Japan	276	248	282	403	359	354

US Insurance Operations(1a)(7)
Fixed Annuities	48	22	14	21	18	24
Fixed Index Annuities	25	33	48	38	30	30
Life	6	6	6	6	6	5
Variable Annuities	105	147	180	207	201	246
Wholesale	-	-	-	-	-	-
Total US Insurance Operations	184	208	249	272	255	305

UK & Europe Insurance Operations
Direct and Partnership Annuities	13	14	15	17	20	16
Intermediated Annuities	6	8	6	5	6	6
Internal Vesting annuities	39	34	30	33	33	31
Total Individual Annuities	58	56	50	55	59	53
Corporate Pensions	52	62	41	55	60	62
On-shore Bonds	34	42	34	35	33	36
Other Products	35	35	33	41	40	38
Wholesale	1	1	1	3	1	-
Total UK & Europe Insurance Operations	180	197	158	189	193	189
Group Total - ex Japan	640	652	689	864	807	848

Schedule AK4 - Current Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - Q2 2010

TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2009				2010

	Q1	Q2	Q3	Q4	Q1	Q2
	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia - ex Japan(1b)(7)	287	268	317	432	359	354
US(1b)(7)	174	210	264	288	255	305
UK	180	197	158	189	193	189
Group Total - ex Japan	640	675	739	908	807	848
Japan(1b)(7)	16	14	12	13	7	0
Group Total	656	689	752	921	814	848

Asian Insurance Operations(1b)(7)
Hong Kong	43	49	60	95	68	62
Indonesia	45	53	50	71	61	68
Malaysia	24	32	36	69	36	41
Philippines	2	2	3	5	5	5
Singapore	22	32	32	49	33	42
Thailand	4	4	4	4	5	8
Vietnam	6	8	9	11	8	10
SE Asia Operations inc. Hong Kong	145	180	194	304	216	236
China(8)	11	11	14	12	14	13
India(5)	57	23	46	55	73	46
Korea	43	32	35	27	22	24
Taiwan	31	21	29	34	34	35
Total Asian Insurance Operations - ex Japan	287	268	317	432	359	354

US Insurance Operations(1b)(7)
Fixed Annuities	45	23	17	23	18	24
Fixed Index Annuities	23	33	51	40	30	30
Life	6	6	6	6	6	5
Variable Annuities	99	148	191	219	201	246
Wholesale	-	-	-	-	-	-
Total US Insurance Operations	174	210	264	288	255	305

UK & Europe Insurance Operations
Direct and Partnership Annuities	13	14	15	17	20	16
Intermediated Annuities	6	8	6	5	6	6
Internal Vesting annuities	39	34	30	33	33	31
Total Individual Annuities	58	56	50	55	59	53
Corporate Pensions	52	62	41	55	60	62
On-shore Bonds	34	42	34	35	33	36
Other Products	35	35	33	41	40	38
Wholesale	1	1	1	3	1	-
Total UK & Europe Insurance Operations	180	197	158	189	193	189
Group Total - ex Japan	640	675	739	908	807	848

Schedule AK5 - Reported Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - Q2 2010

INVESTMENT OPERATIONS - BY QUARTER

	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2
	£m	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	62,279	61,703	72,336	85,016	89,780	96,746
Net Flows	2,725	7,344	2,898	2,450	1,203	3,173
- Gross Inflows	19,154	25,567	26,394	24,942	24,173	27,182
- Redemptions	(16,429)	(18,223)	(23,496)	(22,492)	(22,970)	(24,009)
Other Movements	(3,301)	3,289	9,782	2,314	5,763	(3,904)
Total Group Investment Operations	61,703	72,336	85,016	89,780	96,746	96,015

M&G
Retail
Opening FUM	19,142	19,671	23,324	28,504	31,054	34,069
Net Flows	2,207	1,863	1,656	1,790	1,454	1,922
- Gross Inflows	3,325	3,126	3,315	3,802	4,190	4,450
- Redemptions	(1,118)	(1,263)	(1,659)	(2,012)	(2,736)	(2,528)
Other Movements	(1,678)	1,790	3,524	765	1,556	(2,267)
Closing FUM	19,671	23,324	28,504	31,059	34,069	33,724
Institutional(4)
Opening FUM	27,855	26,865	32,597	37,731	39,247	42,155
Net Flows	336	4,219	856	551	435	863
- Gross Inflows	1,083	5,097	2,495	2,632	2,151	2,581
- Redemptions	(747)	(878)	(1,639)	(2,081)	(1,716)	(1,718)
Other Movements	(1,326)	1,513	4,278	965	2,473	(1,072)
Closing FUM	26,865	32,597	37,731	39,247	42,155	41,946
Total M&G Investment Operations	46,536	55,921	66,235	70,306	76,224	75,670
Asia
Equity/Bond/Other(9)
Opening FUM	10,570	10,038	10,636	12,492	13,122	14,923
Net Flows	(370)	174	322	57	166	1,031
- Gross Inflows	911	1,083	1,725	1,512	1,713	3,414
- Redemptions	(1,281)	(909)	(1,403)	(1,455)	(1,547)	(2,383)
Other Movements	(162)	424	1,534	573	1,635	(1,457)
Closing FUM	10,038	10,636	12,492	13,122	14,923	14,497
MMF
Opening FUM	3,873	4,286	4,882	5,281	4,902	4,050
Net Flows	554	1,095	115	(321)	(857)	(768)
- Gross Inflows	13,808	16,248	18,854	16,618	16,107	16,600
- Redemptions	(13,254)	(15,153)	(18,739)	(16,939)	(16,964)	(17,368)
Other Movements	(141)	(499)	284	(58)	5	962
Closing FUM	4,286	4,882	5,281	4,902	4,050	4,244

Third Party Institutional Mandates
Opening FUM	789	799	859	1,008	1,450	1,549
Net Flows	1	2	(2)	372	5	125
- Gross Inflows	24	10	5	378	12	137
- Redemptions	(23)	(8)	(7)	(6)	(7)	(12)
Other Movements	9	58	151	70	94	(70)
Closing FUM	799	859	1,008	1,450	1,549	1,604
Total Asian Investment Operations	15,123	16,377	18,781	19,474	20,522	20,345

US
Retail
Opening FUM	50	44	38	-	-	-
Net Flows	(3)	(9)	(49)	1	-	-
- Gross Inflows	3	3	-	-	-	-
- Redemptions	(6)	(12)	(49)	1	-	-
Other Movements	(3)	3	11	(1)	-	-
Closing FUM	44	38	-	-	-	-

Curian Capital - FUM	1,613	1,646	2,041	2,260	2,708	2,781

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  12 August 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Company Secretary